everaging our

STRENGTHS

Cholestech Annual Report 2006

Company Profile



Cholestech is committed to enabling people to lead longer, healthier and more active lives. Cholestech provides easy to use, accessible diagnostic tools and information to health care practitioners in over 35 countries around the world. Cholestech offers efficient and economic diagnostic testing for cholesterol and related lipids, blood glucose and glycemic control, high sensitivity C-reactive protein and liver enzymes at the point of care. Health care providers can use the CLIA-waived Cholestech LDX® and GDX™ Systems and the hs-CRP test, which is cleared by the FDA for use in moderate complexity labs, to initiate and monitor the progress of patient therapy. By providing effective disease management solutions, Cholestech seeks to be a leading provider of diagnostic tools and information for immediate risk assessment and therapeutic monitoring of heart disease and diabetes.

CHOLESTECH



It was, in short, a year in which we leveraged our many strengths—and we believe we can continue to leverage those strengths to grow our business in fiscal 2007 and beyond.

Fellow Shareholders

For Cholestech, fiscal 2006 was a great year. We posted record revenues and profits thanks to solid growth in our core business. We continued to enhance our product lines and build on our substantial installed base of customers and distributors. We formed an important new strategic alliance to develop a new product that could take us into a substantial new market. And we generated substantial cash flow, ensuring we have the financial resources to fuel our growth. It was, in short, a year in which we leveraged our many strengths—and we believe we can continue to leverage those strengths to grow our business in fiscal 2007 and beyond.

2006 demonstrates how we are leveraging all of our strengths at Cholestech: our business model, our installed base, our business development capabilities, and our balance sheet.



Financial performance

Cholestech's financial results were excellent in 2006. Revenues of $64.1 million represented a 21% increase over the $52.9 million we reported in fiscal 2005. Net income in 2006 of $5.6 million ($0.38 per share) was up 37% over the $4.1 million ($0.29 per share) reported in 2005, and that improvement came in spite of a significant expense during the year, our $2.8 million investment in a strategic alliance with Boule Diagnostics International (see "Leveraging Business Development" on page 5). Perhaps the most important financial performance improvement in 2006 was the increase in gross margin, which came in at 62.7% for the year (compared to 59.5% in fiscal 2005). Higher average sales prices for our cassettes and improved efficiency in our manufacturing capabilities contributed to the improvement. As we discuss below in more detail, we believe there are additional opportunities to improve Cholestech's profitability. Finally on the financial front, we finished the year with an exceptionally strong cash position, adding $9.2 million to our cash reserves, a notable achievement given our substantial investment in Boule Diagnostics International.

Leveraging our strengths

For many years we've been highlighting the growing demand for our products, particularly the Cholestech LDX, the fast, easy-to-use cholesterol testing system for physician office laboratories. Heart disease continues to be the number one killer of Americans, and monitoring cholesterol continues to be one of the most effective ways to identify patients at risk for heart disease and track their response to cholesterol-lowering therapies. The strength of Cholestech products is well understood, but 2006 demonstrates how we are leveraging all of our strengths at Cholestech: our business model, our installed base, our business development capabilities, and our balance sheet. We believe our opportunities remain substantial and—just as important—our ability to tap those opportunities has never been better.

Leveraging our business model

As we've said often in the past, Cholestech operates using a "razor/razor blade" business model. In our case, we currently offer two "razors": the Cholestech LDX and the Cholestech GDX. Both have a small footprint and are easy-to-use (both are "CLIA-waived"— that is, they are designated by the Clinical Laboratory Improvement Amendments act of 1988 as suitable for use without a certified diagnostic laboratory). These benefits make them ideal for the physician office laboratories, our largest market opportunity. Our "blades" are the cassettes (for the LDX) and cartridges (for the GDX), one-time use consumable testing products, and they represent recurring revenue streams for Cholestech.

We leverage this business model in several ways. For the Cholestech LDX, we continue to bring additional cassettes to market which increases utilization of the system. In 2005, for example, we launched a hs-CRP test (high-sensitivity C-reactive protein), useful for assessing the risk of heart disease in patients who don't have high cholesterol levels. The hs-CRP test is currently approved for use in moderately complex laboratories, and we plan to obtain CLIA-waiver in the next 12 months. We are currently developing a new cassette that combines a Lipid Profile with alanine aminotransferase (ALT), a liver enzyme for monitoring patients on cholesterol-lowering therapies, which should offer greater convenience to physicians (one test instead of two) and better margins for Cholestech. New tests represent new revenue sources, but what's most important is how new tests with higher average sales prices can leverage our revenue opportunity. Our average cassette sales price today, for example, is approximately $6.50. Obviously, if we can increase our average selling price–even by a small amount–we should generate a substantial improvement in revenues and profits.



LDX Analyzer

[illegible] Cholestech LDX® System, using patented, innovative [illegible]nology, measures a complete lipid profile plus glucose, [illegible] AST, and hs-CRP in only 5 minutes (6 minutes for hs-[illegible]) from a simple fingerstick.

GDX Analyzer

The Cholestech GDX™ System enables users to perform hemoglobin A1C tests right in the office and give patients results in less than five minutes. Like the LDX, it maximizes the power of face-to-face counseling during the same office visit.

Our customers love using our products; they are simple to operate and they offer real patient care benefits by virtue of the fact that physicians can present the findings of a test in a matter of minutes.



Leveraging our installed base

We estimate our installed base of systems is now nearly 22,000 units around the world. This means we still have a substantial market opportunity; Cholestech systems are only present in a bit more than 17% of the United States market for CLIA-waived physician office laboratories. Our customers love using our products; they are simple to operate and they offer real patient care benefits by virtue of the fact that physicians can present the findings of a test in a matter of minutes. The more products we can make, the more our customers will use them—especially if the tests offer higher reimbursement levels. And when we introduce new systems, like the Endo-PAT and the hematology complete blood count (CBC) products described below, we have a receptive potential market already in place. All of our systems and test cassettes and cartridges are sold through a network of over 85 independent distributors around the world.

Leveraging business development

We have been particularly active in recent years in the area of business development as we search for new tests to make our existing platforms more useful and new testing solutions that allow us to leverage our installed base. In fiscal 2005, for example, we announced a distribution agreement for the Endo-PAT system, a non-invasive device that detects coronary artery endothelial dysfunction. Endo-PAT has already received FDA 510(k) marketing clearance, and we are working to build a market for this interesting new device. Units are already in places at research centers like the Mayo Clinic, and we are actively seeking more "early adopters" to use the Endo-PAT.

Also in fiscal 2006, we announced a very bold strategic initiative with Boule Diagnostics International, a Swedish company, to develop a CLIA-waived CBC test system. We'll own the exclusive North American distribution rights for the device, which we expect to be commercialized in late calendar 2007 or early 2008, and we are tremendously excited about the project. A fast, in-office, CLIA-waived CBC test would offer tremendous growth potential to Cholestech.

CBC tests provide detailed information on white blood cells, red blood cells, and platelets; they're used to diagnose and manage conditions like anemia, cancer, infection, inflammation, and blood clotting disorders. CBCs are the most frequently ordered test in the physician office. In recent years, for example, CBC tests were ordered in conjunction with 86 million office visits, 11 million outpatient hospital visits, and 38 million hospital emergency room visits. This is a huge opportunity for Cholestech, and if we can bring the device to the market, we believe it will be another great way to leverage our installed base and our distribution channel.


11 M
38 M
86 M
135 million CBC tests are performed in the US Ambulatory market each year, which suggests this is a significant market opportunity for Cholestech.

Given our excellent progress in generating free cash flow, we also have the opportunity to leverage our financial strength.



Leveraging our balance sheet

Given our excellent progress in generating free cash flow, we also have the opportunity to leverage our financial strength. We invested $2.8 million in the Boule Diagnostics International alliance in 2006, and we still added $9.2 million to our cash reserves, ending the year with a total of $42.7 million. Clearly, we have ample resources to fund our growth and our business development activities, and we continue to look for acquisition opportunities that fit our business model and strategic strengths.

FY04
$23.6 Million

FY05
$33.5 Million

FY06
$42.7 Million

Cash & Marketable Securities

We're definitely excited about the momentum we've generated and the opportunities we see in the marketplace. We believe we can continue to grow, and we have some very tangible prospects to increase our profitability and accelerate the pace of our growth. But we never lose sight of the fact that we serve a higher mission at Cholestech: We save lives. By providing diagnostic tools and information that help doctors assess the risks and monitor the treatment of heart disease, diabetes, and other chronic illnesses, Cholestech plays a critical role in the healthcare system. It's a responsibility that everyone takes very seriously at Cholestech—and we are confident that if we can continue to succeed in that mission, we can greatly enhance shareholder value.

We look forward to reporting on our progress in the quarters and years ahead.

Sincerely,

Warren E. Pinckert II
President and Chief Executive Officer

John H. Landon
Chairman of the Board of Directors





Financial Highlights

Income Statement	2006	2005
(in thousands, except per share data)		
Revenue	$ 64,093	$ 52,877
Gross Profit	40,191	31,487
Operating Income	8,372	5,877
Net Income	5,634	4,148
Earnings per Share	$ 0.38	$ 0.29
Diluted Shares	15,013	14,472

Balance Sheet		
Cash and Marketable Securities	$ 42,676	$ 33,468
Working Capital	37,290	33,578
Total Assets	80,702	74,121
Shareholders Equity	74,132	66,592

Cholestech Form 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MARCH 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ________ TO ________

Commission file number: 000-20198

CHOLESTECH CORPORATION

(Exact name of registrant as specified in its charter)

California *(State or other jurisdiction of incorporation or organization)*	**94-3065493** *(I.R.S. Employer Identification No.)*
3347 Investment Boulevard **Hayward, California** *(Address of principal executive offices)*	**94545** (Zip Code)

Registrant's telephone number, including area code: (510) 732-7200
Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, no par value
Series A Participating Preferred Stock, no par value
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the closing sale price of the common stock on September 23, 2005 as reported on the NASDAQ National Market, was approximately $128,071,000. Shares of common stock held by each executive officer and director and by each person who owns 5% or more of the outstanding common stock have been excluded from this computation. This determination of affiliate status is not necessarily a conclusive determination for other purposes. The registrant does not have any non-voting stock.

As of May 31, 2006, the registrant had outstanding 14,892,870 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant has incorporated by reference into Part III of this Annual Report on Form 10-K portions of its Proxy Statement for the 2006 Annual Meeting of Shareholders to be held August 16, 2006.

CHOLESTECH CORPORATION

ANNUAL REPORT ON FORM 10-K

For The Fiscal Year Ended March 31, 2006

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

Some of the statements contained in this Annual Report on Form 10-K are forward-looking statements about Cholestech Corporation ("we," "us" or "Cholestech"), including but not limited to those specifically identified as such, that involve risks and uncertainties. The statements contained in this Annual Report on Form 10-K that are not purely historical are forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this Annual Report on Form 10-K are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither any other person nor we assume responsibility for the accuracy and completeness of such statements. Important factors that may cause actual results to differ from expectations include those discussed in Item 1A: Risk Factors beginning on page 17 in this document.

We were incorporated under the laws of the State of California in February 1988. Our principal executive offices are located at 3347 Investment Boulevard, Hayward California 94545 and our telephone number at that location is (510) 732-7200.

ITEM 1. BUSINESS

Overview

We are a leading provider of diagnostic tools and information for immediate risk assessment and therapeutic monitoring of heart disease and diabetes. We currently manufacture the Cholestech LDX® System (the "LDX System"), which includes the LDX Analyzer and a variety of single-use test cassettes and market the LDX System in the United States, Europe, Asia, Australia and South America. The LDX System, which is waived under the Clinical Laboratory Improvement Amendments ("CLIA"), allows healthcare providers to perform individual tests or combinations of tests with a single drop of blood from a fingerstick within five minutes. Our current products measure and monitor blood cholesterol, related lipids, glucose and liver function, and are used to test patients at risk of or suffering from heart disease, diabetes and liver disease. The LDX System can also provide Coronary Heart Disease Risk Assessment from the patient's results as measured on the lipid profile cassette. In fiscal year 2006, revenue from sales of the LDX Analyzer and single use test cassettes represented over 89% of our revenue.

We also market and distribute the Cholestech GDXTM System (the "GDX System") under a multi-year global distribution agreement with Provalis Diagnostics Ltd. We began distributing the GDX System under this agreement in July 2002. The Cholestech GDX is a hemoglobin A1c ("A1C") testing system that is also waived under CLIA and is used to measure A1C in less than five minutes using a single drop of blood from a fingerstick. The quantitative measure of A1C is well-established as an indicator of a patient's long-term glycemic control. Unlike daily glucose monitoring, which provides a snapshot of a patient's glucose level at the time of testing, A1C provides an average glucose level over the previous 90 days. A1C levels indicate the long-term progress of a patient's diabetes and therapy management.

The current healthcare system in the United States, while historically successful in treating acute conditions, is currently not adequately serving the growing need for preventive healthcare and the management of chronic disease. In addition, it is estimated by the U.S. Census Bureau that approximately 44 million Americans do not have health insurance. These factors are driving a growing trend towards personal health management, which we believe requires practical, economical and efficient tools to address a widespread, growing need. Our cost effective diagnostic technologies provide convenient, accurate testing as a part of a disease management program and are used for screening for heart disease and diabetes by identifying individuals with elevated cholesterol and blood glucose levels and monitoring the ongoing condition of people with heart disease and diabetes whose treatment programs may involve long-term, complex drug therapies.

We specifically target our products for markets outside of traditional hospital or clinical laboratories through our worldwide network of over 85 distributors. Our primary market is the physician office laboratory market, which consists of approximately 106,000 sites operated by physicians or groups of physicians that are registered with the Centers for Medicare & Medicaid Services ("CMS"). Approximately 53,000 of these are registered to perform only tests that have been waived under CLIA. According to CMS, the number of CLIA-waived physician office laboratories has increased 28% since 2000.

Sales of our products to international markets represented 13% of our revenue in fiscal year 2006. While a majority of such sales are in Europe, we are expanding into Asia, and South America. See Note 9 of the Financial Statements for details on our international revenue.

Providing rapid service to our customers is one of the fundamentals of our business. Generally we fulfill our customers' orders within two business days of the placement of an order, resulting in no material backlog as of March 31, 2006. Although there are certain months of the year in which testing for cholesterol typically increases, such as September which is National Cholesterol Month and February which is National Heart Month, historically we have not experienced fluctuations in sales of our products due to seasonality.

We plan to leverage our worldwide installed base of diagnostic systems in our customers' locations and current LDX product platform by introducing new test cassettes. In addition, we plan to leverage our distribution capabilities by adding new technology platforms, such as our recently announced market development and product distribution agreement involving a novel and proprietary system for addressing endothelial dysfunction. We believe that this strategy, combined with the enactment of Medicare coverage for cholesterol and diabetes screening beginning January 2005, a continued effort by major pharmaceutical companies to obtain over-the-counter status for certain statin drugs and the ongoing efforts by pharmaceutical companies to promote awareness of both the risk factors and the importance of screening and monitoring related to heart disease and diabetes, will position our company to capitalize on attractive long-term growth opportunities.

Market Overview

We believe the market for our products exists where healthcare providers, as well as healthcare product and service organizations, seek to identify, treat and monitor individuals with chronic conditions such as heart disease and diabetes. High cholesterol is a significant contributing factor to cardiovascular disease, which remains the leading cause of death in the United States and kills more people than the next five diseases combined. Heart disease is also the leading cause of death among diabetics.

- In 2002, the estimated cost in the United States of coronary heart disease and diabetes was $244 billion.
- The American Heart Association estimates that more than 71 million people suffer from some form of cardiovascular disease, which is the leading cause of death of adults in the United States.
- Heart disease is the leading cause of death in people with type 2 diabetes, which has a death rate from heart disease which is two to four times higher than for those who do not have diabetes.
- Based on evidence from scientific studies, the National Cholesterol Education Program ("NCEP") expert panel and the National Institutes of Health ("NIH") issued guidelines in May 2001 which are substantially increasing the number of Americans being treated for high cholesterol. Numerous research studies substantiate that reducing high cholesterol levels reduces the risk of a coronary event by 31%. NIH guidelines continue to encourage the increase of cholesterol testing as the recommended LDL levels decreased from 100 to 70 for certain high risk patients in 2004.
- Based on the NIH guidelines, approximately 217 million Americans should be screened or monitored for high cholesterol. Additionally, the number of Americans on therapeutic lifestyle changes, such as dietary

treatment, is expected to grow to over 65 million. The number of Americans prescribed a cholesterol-lowering drug is expected to grow to over 36 million.

- Diabetes is estimated to afflict approximately 21 million people in the United States, over a third of whom have not yet been identified as being diabetic. Additionally, 41 million Americans require treatment for prevention of diabetes and 97 million should be screened or monitored for diabetes risk based on data and recommendations from the American Diabetes Association and the U.S. Department of Health and Human Services.

Our Strategy

Our strategy is to be the leading provider of diagnostic tools and information for immediate risk assessment and therapeutic monitoring of heart disease and diabetes. The components of this strategy include:

- *Leverage Our Installed Base.* We intend to leverage our installed base of LDX systems in each customer location by adding new test cassettes to our current testing platform and offering new products which increase the amount and frequency of testing. Our current research and development efforts include the planned introduction of a new test cassette for lipid profile /alanine aminotransferase ("ALT").

- *Improve Cassette Usage.* We intend to increase the sale of single-use test cassettes through the placement of additional LDX Analyzers, development of new diagnostic tests and increased customer retention activities through marketing programs and the deployment of additional field service personnel focused on our installed base.

- *Increase Market Penetration.* We intend to further penetrate the physician office laboratory and health promotion markets by increasing the number of installed LDX Analyzers both domestically and internationally through our network of over 85 distributors. We continue to implement marketing and related programs to increase awareness of the advantages of the LDX System among healthcare providers and third party payors.

- *Expand Manufacturing Capabilities and Efficiencies.* We continue to expand our manufacturing capacity for the single-use cassettes. Additionally, we plan to continue to introduce improvements into our processes to enhance our manufacturing operations, including quality, throughput, yields and efficiencies.

Products and Products Under Development

We manufacture, market and develop diagnostic testing technology which facilitates the performance of diagnostic testing at alternative sites from traditional hospital laboratories to assist in rapidly assessing the risk of heart disease, diabetes and certain liver diseases and in the monitoring of therapy to treat those diseases. We primarily sell our products through distributors at a discount, based on certain factors, from our published list price. We manufacture and market the LDX System, which is CLIA waived and includes the LDX Analyzer and a variety of single-use test cassettes, in the United States and internationally.

We also market and distribute the GDX System under a multi-year global distribution agreement with Provalis Diagnostics Ltd. We began distributing the GDX System under this agreement in July 2002. The GDX System is an A1C testing system that is CLIA waived and is used to measure A1C in less than five minutes by using a single drop of blood from a fingerstick. A1C testing monitors the average blood glucose levels of people with diabetes as an indicator of overall blood glucose control. The quantitative measure of A1C is well-established as an indicator of a patient's long-term glycemic control. Unlike daily glucose monitoring, which provides a snapshot of a patient's glucose level at the time of testing, A1C provides an average glucose level over the previous 90 days. A1C levels indicate the long-term progress of a patient's diabetes and therapy management.

Our research and development expenses were $7.6 million, $4.3 million, and $3.2 million for fiscal year 2006, fiscal year 2005, and fiscal year 2004, respectively.

Overview of the Cholestech LDX System

The LDX System is an easy to use, multi-analyte testing system consisting of a telephone-sized analyzer, a variety of single-use, credit card-sized test cassettes, a printer and accessories. The LDX System allows healthcare providers to perform individual tests or combinations of tests with a single drop of blood within five minutes. Minimal training is required to operate the LDX System and the sample does not need to be pre-treated. To run a test, the healthcare provider pricks the patient's finger, transfers a drop of blood to the cassette's sample well, inserts the cassette into the LDX Analyzer's cassette drawer and presses the "run" button. All further steps are performed by the LDX System, which produces results comparable in accuracy to results provided by larger, more expensive bench top and clinical laboratory instruments that are not CLIA waived.

The design of the LDX System incorporates proprietary technology into the test cassettes and maintains the LDX Analyzer as a platform that can be easily adapted as new tests and other product upgrades are introduced. As healthcare providers perform different tests, the encoding on the cassette's magnetic strip communicates test specific and calibration information to the LDX Analyzer. Changes that cannot be captured on the cassette's magnetic strip can be accomplished by changes to the LDX Analyzer's removable read only memory software pack. This flexible design enables healthcare providers to perform a variety of tests using the same LDX Analyzer and to take advantage of new tests and other product upgrades without having to purchase a new LDX Analyzer.

The LDX System includes software that performs cardiac risk assessments using risk factor parameters developed from the Framingham study, a long term study of cholesterol levels and cardiovascular disease. A risk assessment is required by the NIH guidelines.

The LDX Analyzer

Revenue from the LDX Analyzer represented 5%, 6%, and 8% of total revenue in fiscal year 2006, fiscal year 2005, and fiscal year 2004, respectively. The LDX Analyzer is a proprietary, four-channel, reflectance photometer that measures the amount of light reflected from the reaction surfaces of a test cassette and incorporates a microprocessor with built-in software. The LDX Analyzer contains a drawer for insertion of the cassette, three buttons for user activation and a liquid crystal display to present the test results. Using the information and instructions encoded on the cassette's magnetic strip, the LDX Analyzer's built-in microprocessor regulates the reaction conditions, controls the optical measurements of analyte concentrations on the cassette's reaction pads, executes the required calculations and, within five minutes, displays the results on the liquid crystal display. The results are displayed as a numerical value of the level of the analyte tested and can be transferred to a printer, computer or computer network.

The built-in software calculates the numeric values of the test results and is contained in a removable read only memory software pack mounted in an access well on the bottom of the LDX Analyzer. We upgrade the software as new products are developed, allowing healthcare providers to easily replace the existing read only memory pack with a new pack containing upgraded software. The LDX Analyzer, along with a printer, accessories and starter pack, comprises a LDX System and currently has a domestic list price of $2,115.

Cassette Products

Revenue from cassette products represented 84%, 83%, and 81% of total revenue in fiscal year 2006, fiscal year 2005, and fiscal year 2004, respectively. Our line of single-use, disposable test cassettes for the LDX System incorporates patented and licensed technology for distributing precisely measured plasma to up to four reaction pads for simultaneous testing. Each cassette has three parts: a main body that contains the sample well into which the blood sample is dispensed, a reaction bar where plasma is transferred for analysis and a magnetic strip encoded with test instructions and lot specific calibration information for the various chemistries on the reaction pads. Capillary action draws a drop of blood through a separation medium within the cassette, stopping the cellular components of the blood while transferring a small volume of plasma to the cassette's reaction pads. When the plasma contacts the reaction pads, the dry chemistry reacts with the analytes in the plasma, producing color. The intensity of color developed indicates the concentration of the analytes in the plasma. The magnetic strip contains information needed by the LDX Analyzer to convert the reflected color reading into a concentration level for the accurate measurement of the analytes being tested. As a result of this automatic process, the healthcare provider does not have to interpret any color reaction, relate a reading to a separate chart or input calibration information. Our available test cassettes range in current domestic list price from $4.19 to $13.00 per cassette and include up to six results per cassette.

Overview of the Cholestech GDX System

The GDX System is a patented, easy to use, A1C testing system consisting of a small desktop analyzer, single-use test cartridges and accessories. The GDX System allows healthcare providers to perform A1C tests with a single drop of blood within five minutes. Minimal training is required to operate the GDX System and the sample does not need to be pre-treated. To run a test, the healthcare provider pricks the patient's finger, transfers a drop of blood to a sample reagent solution in the test cartridge and initiates a timing sequence. This sample solution and two successive reagent solutions are added to the test cartridge when indicated by the GDX Analyzer's user-guiding icon displays. All measurement steps are performed by the GDX System, which produces results comparable in accuracy to results provided by larger, more expensive bench top and clinical laboratory instruments that are not CLIA waived.

The GDX Analyzer

The GDX Analyzer uses a photometer that measures the amount of light transmitted through the reaction solutions and incorporates a microprocessor with built-in software. The GDX Analyzer contains a receptacle for insertion of the cartridge, three buttons for user activation and a liquid crystal display to present user-guiding icons and the test results. The GDX Analyzer's built-in microprocessor regulates the reaction conditions, controls the optical measurements of analyte concentrations in the cartridge's reaction solutions, executes the required calculations and, within five minutes, displays the results on the liquid crystal display. The results are displayed as a numerical value of the A1C level and can be transferred to a printer, computer or computer network. The GDX Analyzer is certified by the National Glycohemoglobin Standardization Program. The GDX Analyzer, along with accessories, comprises a GDX System and currently has a domestic list price of $895.

Cartridge Product

The GDX System's A1C single-use, disposable test cartridges use a well-established boronate affinity chromatography technique to separate the glycated hemoglobin fraction from the nonglycated fraction. Hemoglobin in red blood cells becomes glycated with prolonged exposure to high levels of glucose (blood sugar) in diabetic patients. After an A1C test cartridge has been placed in the GDX Analyzer, a small sample of blood is added to the first sample solution tube, which contains boronate affinity resin. The red blood cells are instantly disrupted to release the hemoglobin and the boronate affinity resin binds the glycated hemoglobin. After a short incubation step, the liquid is poured into the funnel of the test cartridge and the nonglycated fraction is collected in an optical chamber where the hemoglobin concentration is photometrically measured. The glycated hemoglobin remains bound to the boronate affinity resin, which sits at the bottom of the test cartridge funnel. The boronate affinity resin/glycated hemoglobin is then washed with the solution in the second tube. The final step separates the glycated hemoglobin from the boronate affinity resin using the solution in the third tube. The glycated hemoglobin concentration is then measured and the GDX Analyzer uses an algorithm to convert the results into the percentage A1C in the blood sample. As a result of this automatic process, the healthcare provider does not have to interpret any color reaction, relate a reading to a separate chart or input calibration information. All three tubes used during the test are integral to the test cartridge and the GDX Analyzer displays each step of the process with a user-guiding icon. Our A1C test cartridges currently have a domestic list price of $7.95 each.

The following table summarizes our current products and products under development:

Product	Regulatory Status(1)
Instrument	
LDX Analyzer	FDA cleared; CLIA waived
GDX Analyzer	FDA cleared; CLIA waived
Endo-Pat	FDA cleared
Cassette Products	
Current	
Lipid Profile (Lipid) (Total cholesterol/High density lipoproteins/Glucose/Triglyceride/Estimated LDL cholesterol/and TC/HDL ratio)	FDA cleared; CLIA waived
Lipid Profile plus Glucose (Lipid/GLU)	FDA cleared; CLIA waived
Total Cholesterol and Glucose (TC, GLU)	FDA cleared; CLIA waived
Total Cholesterol/High Density Lipoproteins/Glucose (TC, HDL, GLU)	FDA cleared; CLIA waived
Total Cholesterol and High Density Lipoproteins (TC, HDL)	FDA cleared; CLIA waived
Total Cholesterol (TC)	FDA cleared; CLIA waived
Alanine Aminotransferase (ALT)/Aspartate Aminotransferase (AST)	FDA cleared; CLIA waived
High Sensitivity C-Reactive Protein (hs-CRP)	FDA cleared
Under Development(2)	
Lipid Profile/Alanine Aminotransferase (Lipid/ALT)	No regulatory filing required
In Feasibility Studies(3)	
Total Bilirubin (Tbil)	Not filed or applied
Alkaline Phosphate (ALP)	Not filed or applied
Creatine Kinase (CK)	Not filed or applied
Direct Low Density Lipoproteins (LDL)	Not filed or applied
Cartridge Product	
Hemoglobin A1c (A1C)	FDA cleared; CLIA waived

(1) "FDA" means the United States Food and Drug Administration; "FDA cleared" means the product has received market clearance pursuant to Section 510(k) of the Food, Drug and Cosmetics Act of 1938, as amended. "CLIA waived" means the Food and Drug Administration has granted our application to classify the product as having waived status with respect to the Clinical Laboratory Improvement Amendments.

(2) Products under development are those that have completed the feasibility phase of the commercialization process and have begun the development phase. During the development phase, manufacturing processes are developed and defined, initial lots are made using those manufacturing processes and performance against product specifications is demonstrated. The products under development are then transferred to manufacturing prior to launch.

(3) Products in the feasibility phase of our commercialization process are studied to determine the compatibility of the reagents with the single use test cassette and preliminary data is generated to indicate if the reagents can perform to preliminary specifications.

Current Cassette and Cartridge Products

Our current test products are designed to measure and monitor blood cholesterol, related lipids, glucose, alanine and aspartate aminotransferase, C-reactive protein and A1C. Lipids travel in the blood within water-soluble particles called lipoproteins.

- *Lipid Profile.* We offer a lipid profile cassette, which directly measures TC, HDL and triglycerides. This cassette meets all of the screening and monitoring guidelines recommended by the NIH guidelines. In addition, the lipid profile cassette calculates estimated values for LDL and the ratio of TC to HDL. The development of cardiovascular disease has been associated with three lipoprotein abnormalities: high levels of LDL, high levels of very low density lipoproteins ("VLDL") and low levels of HDL. LDL, the major carrier of cholesterol and VLDL, a major carrier of triglycerides in the blood, have been shown to be associated with deposits of plaque on the arterial wall. High levels of triglycerides can also lead to development of such plaque. Accumulation of this plaque leads to a narrowing of the arteries and increases the likelihood of cardiovascular disease. The lipid profile cassette thus performs multiple tests in the diagnostic screening and ongoing therapeutic monitoring of individuals who have high LDL levels or who exhibit two or more other cardiovascular disease risk factors. NCEP guidelines recommend that healthcare providers perform two lipid profiles, one to four weeks apart, before initiating lipid lowering drug therapy.

- *Lipid Profile plus Glucose Panel, Total Cholesterol and Glucose Panel, and Total Cholesterol/High Density Lipoproteins/Glucose Panel.* Recognizing the relationship between diabetes and abnormal lipid levels, we developed a blood glucose test for the LDX System and combined it with each of its three lipid related test panels. The resulting panels provide input used in the diagnostic screening and therapeutic monitoring of patients with diabetes, whether or not they are aware they are diabetic, as well as individuals who may be at risk of cardiovascular disease.
- *Total Cholesterol and High Density Lipoproteins Panel.* The total cholesterol ("TC") and high density lipoproteins ("HDL") panel is the recommended test under the current NIH guidelines if the individual being screened has not fasted. HDL particles circulate in the blood and can pick up cholesterol from arteries and carry it to the liver for elimination from the body. HDL is sometimes called "good cholesterol" because of this function. This panel also calculates the ratio of TC to HDL, a recognized measure of cholesterol induced cardiac risk.
- *Total Cholesterol.* This stand-alone test for measuring TC was our first test, developed in conjunction with NCEP guidelines issued in 1988.
- *Alanine and Aspartate Aminotransferase.* Patients undergoing certain drug therapies must be monitored for increases in certain enzymes that are associated with liver damage. The alanine and aspartate aminotransferase ("ALT/AST") test combined with our lipid profile allows healthcare providers to monitor both the impact of and potential adverse side effects on the liver from lipid lowering and diabetic therapies.
- *A1C.* Hemoglobin A1c ("A1C") is recommended by the American Diabetes Association for long-term management of glycemia in diabetes mellitus. Patients being treated to lower their blood glucose levels are tested from two to four times per year depending on whether their A1C levels are stable or their therapy is changing.
- *High Sensitivity C-Reactive Protein.* The hs-CRP test measures, by immunoassay, the amount of CRP present in a patient sample. Recent research has demonstrated that CRP is a systemic marker of inflammation and the measurement of CRP is useful in the detection and evaluation of infection, tissue injury, inflammatory disorders, and associated diseases. Studies have shown that CRP is an independent risk factor for coronary heart disease and when used in conjunction with certain other risk factors, such as total cholesterol and HDL-cholesterol, is useful in predicting future cardiovascular events.

Cassette Products Under Development

Products listed under development are undergoing optimization of design, performance testing, scale up, clinical trials, regulatory submissions and transfer to production.

- *Lipid Profile/Alanine Aminotransferase.* We plan to offer a single cassette containing both our CLIA waived lipid profile and ALT tests ("Lipid/ALT"). The integration of the lipid parameters (total cholesterol, HDL cholesterol and triglycerides) and liver function parameter (ALT) will provide convenience and ease of use for our customers. We expect this product to be available in late calendar year 2006.

Cassette Products in Feasibility Studies

We are in various stages of feasibility studies for new cassettes that would expand our product line for diagnostic testing. We may develop additional tests depending on the progress of our existing development efforts and available resources.

Liver Panel

- *ALT/AST.*
- *Total Bilirubin.* The total bilirubin test is a liver function test that is helpful in the differentiation of the cause of jaundice.
- *Alkaline Phosphatase.* Alkaline phosphatase is a group of enzymes that are active at an alkaline pH. Alkaline phosphatase activity is highest in the liver, bone, intestine and kidney and is a useful test of liver function. Measurement of alkaline phosphatase in the blood is for differentiating hepatobiliary disease from osteogenic bone disease.

Statin Safety Panel

- *ALT/AST.*
- *Creatine Kinase.* Creatine kinase ("CK") is an enzyme with high levels of enzyme activity in skeletal muscle. Measurement of CK in patients on statin drug therapy is useful for monitoring for damage to skeletal muscle, a rare side effect of statin therapy.

Individual Test Cassettes

- *Direct Low Density Lipoproteins.* The direct low density lipoproteins ("LDL") cholesterol test permits the direct measurement of LDL cholesterol in a patient sample. The calculated LDL cholesterol is subject to a number of limitations including the need for a fasting sample. The direct LDL cholesterol test is reimbursable, whereas the calculated test is not.

Other Platforms

- *Vascular Endothelial Dysfunction.* The Endo-Pat 2000 is a non-invasive device that is as a diagnostic aid in the detection of coronary artery endothelial dysfunction. The endothelium is the lining of all the blood vessels and is the site of the development of coronary artery disease.

Strategic Relationships

We have established and continually seek to develop strategic relationships to enhance the commercialization of our products. In particular, we intend to enter into additional strategic alliances with major pharmaceutical, health promotion and other related companies to enhance our business strategy in the management of chronic diseases. Our current strategic relationships are described below.

Distribution

We have non-exclusive distribution agreements to market, sell and distribute our products to healthcare providers in the United States, Europe, Latin America and Asia. We believe our partnerships will further our access to medical, occupational health and other health care professionals who seek effective in-office diagnostic and therapeutic monitoring tools for cholesterol and diabetes management. Significant distributors of our products include: Physician Sales and Service, Inc., Henry Schein, Inc., McKesson Corporation, Cardinal Health, Inc., Edwards Medical Supply, and Fisher Scientific International, Inc.

Boule Diagnostics

In November 2005, we signed a definitive agreement with Boule Diagnostic International (Boule), an international manufacturer of hematology systems, headquartered in Stockholm, Sweden. Under the terms of the agreement, we will collaborate with Boule on the development and commercialization of a point of care Complete Blood Count (CBC) system, designed for waiver under CLIA. We will receive exclusive distribution rights covering all human applications in the United States and Canada.

Itamar Medical

In April 2004, we signed a market development and product distribution agreement with Itamar Medical Limited, involving a novel and proprietary system for assessing vascular endothelial dysfunction. Vascular disease experts recognize endothelial dysfunction as an early stage in the development of atherosclerosis.

Marketing Programs

Our LDX System continues to be utilized in a number of regionally based marketing programs in the United States, including healthcare industry conventions. Our international sales and marketing team continues to work with selected global pharmaceutical companies in connection with country specific marketing programs. Pharmaceutical companies utilizing our LDX System in connection with such programs include AstraZeneca PLC and Pfizer Inc.

Sales and Marketing

Our sales and marketing strategy is to expand our presence in the heart disease and diabetes screening and monitoring markets, focusing primarily on the healthcare professional, pharmaceutical and corporate wellness markets. In order to execute this strategy and create opportunities for our products, we intend to expand our professional sales force and focus our efforts on partnering, distribution and marketing activities.

Our sales and marketing strategy includes increasing penetration into the physician office laboratory and health promotion markets and leveraging our installed base of LDX and GDX Analyzers. We plan to dedicate a significant portion of our sales and marketing efforts to educate current and potential customers about the clinical and economic benefits of diagnostic screening and therapeutic monitoring and about new test cassettes as they become available for distribution. In order to support this effort, we have hired representatives who focus on calling our key accounts by phone. We also plan to continue to cultivate strategic relationships with development partners, pharmaceutical companies and distributors. We intend to leverage the technology, customer base, marketing power and distribution networks of these partners to accelerate market penetration and increase cassette usage. Our current marketing activities are primarily focused on:

- *Physician Office Laboratories.* We have entered into non-exclusive distribution agreements with five national medical products distributors, Cardinal Health, Fisher Scientific, McKesson, Physician Sales and Service and Henry Schein, which together have more than 2,500 sales professionals who focus primarily on the United States physician office laboratory ("POL") market. We have also retained more than 35 regional distributors in the United States. In addition, we and our distributors focus sales and marketing efforts on physicians whose practices include a high incidence of the cholesterol-related diseases targeted by our test cassettes, including cardiologists, lipid clinicians, internists and family practitioners.
- *Health Promotion.* We have ongoing relationships with approximately 15 regional distributors whose primary focus are to provide equipment and supplies to customers that conduct diagnostic screening for cholesterol and related lipid levels and diabetes. Some of these distributors also sell to the POL market segment.
- *International.* Our international distribution strategy is to penetrate targeted geographical markets by selling directly to distributors in those markets. We have entered into non-exclusive agreements with approximately 35 foreign distributors to distribute the LDX System and cassettes primarily in Europe, Asia and South America.

Competition

The diagnostic products markets in which we operate are intensely competitive. Our competition consists primarily of clinical and hospital laboratories, as well as manufacturers of bench top analyzers. The substantial majority of diagnostic tests used by physicians and other healthcare providers are currently performed by clinical and hospital laboratories. We expect that these laboratories will compete aggressively to maintain dominance in the market. To achieve broad market acceptance, we must demonstrate that the LDX System and GDX System are attractive alternatives to bench top analyzers and clinical and hospital laboratories. This will require physicians to change their established means of having such tests performed. There can be no assurance that the LDX System and GDX System will be able to compete with these other analyzers and testing services.

Companies with a significant presence in the diagnostic products market, such as Abbott Laboratories, Bayer Diagnostics, Beckman Coulter, Inc. and Roche Diagnostics (a subsidiary of Roche Holdings Ltd.), have developed or are developing analyzers designed for point of care testing. Such competitors also offer broader product lines than us, have greater name recognition than us and offer discounts as a competitive tactic. In addition, several smaller companies are currently making or developing products that compete or will compete with ours. We believe we currently have a competitive advantage due to (i) the status of the LDX System which is waived under CLIA and can provide a complete lipid profile in accordance with the NIH guidelines in less than five minutes using a single drop of blood; (ii) our ALT test, which is the only ALT test waived under CLIA by the FDA and enables physicians to monitor the potential side effects on the liver from cholesterol lowering drugs and other medications; (iii) the improving breadth of the CLIA waived tests that we offer our installed base; and (iv) our network of over 85 distributors. We expect that our competitors will compete actively to maintain and increase market share and will seek to develop multi-analyte tests that qualify for CLIA waiver.

Our current and future products must compete effectively with the existing and future products of our competitors primarily on the basis of ease of use, breadth of tests available, market presence, cost effectiveness, accuracy, immediacy of results and the ability to perform tests near the patient, to test multiple analytes from a single sample and to conduct tests without a skilled technician or pre-treating blood. There can be no assurance that we will have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully in the future or, if we do have such resources and capabilities, that we will employ them successfully.

Manufacturing

We manufacture, test, perform quality assurance on, package and ship our products from our approximately 69,000 square foot facility located in Hayward, California. We maintain control of those portions of the manufacturing process that we believe are complex and provide an important competitive advantage.

- *LDX Analyzer.* The LDX Analyzer incorporates a variety of subassemblies and components designed or specified by us, including an optical element, microprocessors, circuit boards, a liquid crystal display and other electrical components. These components and subassemblies are manufactured by a variety of suppliers and are shipped to us for final assembly and quality assurance. Our manufacturing process for the LDX Analyzer consists primarily of assembly, testing, inspection and packaging. Testing consists of a burn-in period, functional tests and integrated system testing using specially produced test cassettes. Our manufacturing process complies with FDA Quality System Requirements, ISO 9001 and TÜV GS Mark guidelines. We believe we can expand our current LDX Analyzer manufacturing capacity as needed.
- *Cassettes.* We purchase chemicals, membranes, plastic parts and other raw materials from suppliers and convert these raw materials, using proprietary processes, into single-use test cassettes. We believe our proprietary processes and custom designed equipment are important components of our cassette manufacturing operations. We have developed core manufacturing technologies, processes and production machinery, including membrane lamination and welding, discrete membrane impregnation, on-line calibration and software control of the manufacturing process. The overall manufacturing process meets FDA Quality System Requirements and in-vitro diagnostic directive, including in process and final quality assurance testing. All our cassette production is currently on our high volume manufacturing line. We use

a second manufacturing line for research and development purposes.

- *Raw Materials and Quality Assurance.* Suppliers provide us with the subassemblies, components and raw materials necessary for the manufacture of our products. These subassemblies, components and raw materials are inspected and tested by our quality control personnel. We expect the supply of raw materials to be adequate for our current level of business and into the foreseeable future. Our manufacturing facilities are subject to periodic inspection by regulatory authorities. Certain key components and raw materials used in the manufacturing of our products are currently provided by single source vendors and on a purchase order basis. Our quality assurance personnel also perform finished goods quality control and inspection and maintain documentation for compliance with quality systems regulations and other government manufacturing regulations.

Patents and Proprietary Technology

We have 10 patents in the United States covering various technologies, including the method for separating HDL from other lipoproteins in a dry chemistry format, the basic design of the testing cassette and the LDX Analyzer and the method of correcting for the effects of substances that can interfere with testing of a blood sample that expire between 2009 and 2022. We have filed four additional patent applications in the United States and internationally under the Patent Cooperation Treaty and individual foreign applications. We are also the licensee of United States patents relating to the measurement of Lp(a) and a portion of our cassette technology.

Our current products incorporate technologies which are the subject of patents issued to and patent applications filed by others. We have obtained licenses for certain of these technologies and might be required to obtain licenses for others. There can be no assurance that we will be able to obtain licenses for technology patented by others on commercially reasonable terms, or at all, that we will be able to develop alternative approaches if we are unable to obtain licenses or that our current and future licenses will be adequate for the operation of our business. The failure to obtain such licenses or identify and implement alternative approaches could have a material adverse effect on our business, financial condition and results of operations.

In December 2003, we and Roche Diagnostics signed a settlement agreement and a license agreement which settled and dismissed all existing patent litigation between us on a worldwide basis. As part of the settlement, we agreed to pay Roche an ongoing royalty and Roche granted an irrevocable, non-exclusive, worldwide license to us for its patents related to HDL cholesterol. In addition, the parties also agreed upon a mechanism for the resolution of future patent infringement disputes. We believe that any such dispute resolution will confirm that our HDL cholesterol test cassette, currently under development, does not infringe Roche's patents. If however, upon the resolution of any dispute, it is ultimately determined that our new HDL cholesterol test cassette is covered by Roche's patents, we will pay Roche the same ongoing royalty.

There can be no assurance that patent infringement claims will not be asserted against us by other parties in the future, that in such event we will prevail or that we will be able to obtain necessary licenses on reasonable terms, or at all. Adverse determinations in any litigation could subject us to significant liabilities and/or require us to seek licenses from third parties. If we are unable to obtain necessary licenses or are unable to develop or implement alternative technology, we may be unable to manufacture and sell the affected products. Any of these outcomes could have a material adverse effect on our business, financial condition or results of operations.

We rely substantially on trade secrets, technical know-how and continuing invention to develop and maintain our competitive position. We work actively to foster continuing technological innovation to maintain and protect our competitive position, and we have taken security measures to protect our trade secrets and periodically explore ways to further enhance trade secret security. There can be no assurance that such measures will provide adequate protection for our trade secrets or other proprietary information. Although we have entered into proprietary information agreements with our employees, consultants and advisors, there can be no assurance that these agreements will provide adequate remedies for any breach.

Government Regulation

Food and Drug Administration and Other Regulations

The manufacture and sale of our products are subject to regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies. Pursuant to the Food, Drug and Cosmetics Act of 1938, as amended (the "FDC Act"), the FDA regulates the clinical testing, manufacture, labeling, distribution and promotion of medical devices. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant pre-market clearance or pre-market approval for devices and criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the cost of any device manufactured or distributed by us.

In the United States, medical devices are classified into one of three classes, Class I, II or III, on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls (e.g., labeling, registration, listing and adherence to quality systems regulations). Class II devices are subject to general controls, pre-market notification and special controls (e.g., performance standards, post-market surveillance and patient registries). Generally, Class III devices are those that must receive pre-market approval from the FDA (e.g., life sustaining, life supporting and implantable devices or new devices which have not been found substantially equivalent to legally marketed devices) and require clinical testing to assure safety and effectiveness.

Before a new device can be introduced into the market, the manufacturer must generally obtain marketing clearance through a pre-market notification under Section 510(k) of the FDC Act or a pre-market approval application under Section 515 of the FDC Act or be exempt from 510(k) requirements. Most Class I devices are exempt from 510(k) requirements. A 510(k) clearance typically will be granted if the submitted information establishes that the proposed device is "substantially equivalent" to a legally marketed Class I or II medical device or to a Class III medical device for which the FDA has not called for a pre-market approval. A 510(k) notification must contain information to support a claim of substantial equivalence, which may include laboratory test results or the results of clinical studies of the device in humans. It generally takes from four to 12 months from the date of submission to obtain 510(k) clearance, but it may take longer. A "not substantially equivalent" determination by the FDA, or a request for additional information, could delay the market introduction of new products that fall into this category. For any devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness or constitute a major change in the intended use of the device will require new 510(k) submissions. We obtained 510(k) clearance before marketing the LDX Analyzer and all existing test cassettes in the United States.

In general, we intend to develop and market tests that will receive 510(k) clearance. However, if we cannot establish that a proposed test cassette is substantially equivalent to a legally marketed device, we will be required to seek pre-market approval of the proposed test cassette from the FDA through the submission of a pre-market approval application. If a future product were to require submission of this type of application, regulatory approval of such product would involve a much longer and more costly process than a 510(k) clearance. We do not believe that our products under development will require the submission of a pre-market approval application, which can be lengthy, expensive and uncertain. A FDA review of a pre-market approval application generally takes one to three years from the date it is accepted for filing, but may take significantly longer.

Any products manufactured or distributed by us pursuant to FDA clearance or approvals are subject to pervasive and continuing regulation by the FDA and certain state agencies, including record keeping requirements and reporting of adverse experience with the use of the device. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses.

The FDC Act regulates our quality control and manufacturing procedures by requiring us and our contract manufacturers to demonstrate compliance with quality systems regulations. The FDA monitors compliance with these requirements by requiring manufacturers to register with the FDA, which subjects them to periodic inspections. We were inspected by the FDA in 2002 as part of a routine quality system audit. The State of California also regulates and inspects our manufacturing facilities. We have been inspected twice by the State of California to date and are manufacturing under an issued medical device manufacturer's facility license from the State of California. If any violations of our applicable regulations are noted during a FDA, European Notified Body or State of California inspection of our manufacturing facilities or those of our contract manufacturers, the continued marketing of our products could be materially adversely affected.

The European Union ("EU") has promulgated rules that require that devices such as ours receive the right to affix the CE mark, a symbol of adherence to applicable EU directives. We have completed all the testing necessary to comply with applicable regulations to currently be eligible for self certification. While we intend to satisfy the requisite policies and procedures that will permit us to continue to affix the CE mark to our products in the future, there can be no assurance that we will be successful in meeting EU certification requirements. Failure to receive the right to affix the CE mark may prohibit us from selling our products in EU member countries and could have a material adverse effect on our business, financial condition and results of operations.

We and our products are also subject to a variety of state and local laws and regulations in those states or localities where our products are or will be marketed. Any applicable state or local laws or regulations may hinder our ability to market our products in those states or localities. For example, eight states have regulations that impose requirements on pharmacies and/or pharmacists that perform clinical testing, four of which have regulations that prohibit certain pharmacy-based testing. We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. There can be no assurance that we will not be required to incur significant costs to comply with such laws and regulations now or in the future or that such laws or regulations will not have a material adverse effect on us.

Changes in existing requirements or adoption of new requirements or policies could increase the cost of or otherwise adversely affect our ability to comply with regulatory requirements. Failure to comply with regulatory requirements could have a material adverse effect on us.

Clinical Laboratory Improvement Amendments, 1988

The use of our products in the United States is subject to CLIA, which provides for federal regulation of laboratory testing, an activity also regulated by most states. Laboratories must obtain either a Certificate of Waiver or a registration certificate (for moderately complex testing) from CMS. Some states may require a state license also. The CLIA regulations seek to ensure the quality of medical testing. The three primary mechanisms to accomplish this goal are daily quality control requirements to ensure the accuracy of laboratory devices and procedures, proficiency testing to measure testing accuracy and personnel standards to assure appropriate training and experience for laboratory workers. CLIA categorizes tests as "waived," or as being "moderately complex" or "highly complex" on the basis of specific criteria. To successfully commercialize tests that are currently under development, we believe it will be critical to obtain waived classification for such tests under CLIA, because CLIA waiver allows healthcare providers to use the LDX System with fewer requirements and at a lower cost.

Third Party Reimbursement

In the United States, healthcare providers such as hospitals and physicians that purchase products such as the LDX System and single-use test cassettes generally rely on third party payors, including private health insurance plans, federal Medicare, state Medicaid and managed care organizations, to reimburse all or part of the cost of the procedure in which the product is being used. Our ability to commercialize our products successfully in the United States will depend in part on the extent to which reimbursement for the costs of tests performed with the LDX System and related treatment will be available from government health authorities, private health insurers and other third party payors. For example, provisions for cholesterol and diabetes screening were included in the federal Prescription Drug and Medicare Improvement Act of 2003, which was implemented in January 2005. Third party payors can affect the pricing or the relative attractiveness of our products by regulating the maximum amount of reimbursement provided by such payors for testing services. Reimbursement is currently not available for certain uses of our products in particular circumstances. Pharmacists also face blocking state legislation in a number of states, which precludes them from accessing federally available reimbursement codes and practices. Third party payors are increasingly scrutinizing and challenging the prices charged for medical products and services. Decreases in reimbursement amounts for tests performed using our products may decrease amounts physicians and other practitioners are able to charge patients, which in turn may adversely affect our ability to sell our products on a profitable basis. In addition, certain healthcare providers are moving toward a managed care system in which such providers contract to provide comprehensive healthcare for a fixed cost per patient. Managed care providers are attempting to control the cost of healthcare by authorizing fewer elective procedures, such as the screening of blood for chronic diseases.

We are unable to predict what changes will be made in the reimbursement methods used by third party payors. The inability of healthcare providers to obtain reimbursement from third party payors, or changes in third party payors' policies toward reimbursement of tests using our products, could have a material adverse effect on our business, financial condition and results of operations. Given the efforts to control and reduce healthcare costs in the United States in recent years, there can be no assurance that currently available levels of reimbursement will continue to be available in the future for our existing products or products under development.

In 1991, the Health Care Finance Administration adopted regulations providing for the inclusion of capital related costs in the prospective payment system for hospital inpatient services under which most hospitals are reimbursed by Medicare on a per diagnosis basis at fixed rates unrelated to actual costs, based on diagnostic related groups. Under this system of reimbursement, equipment costs generally are not reimbursed separately, but rather are included in a single, fixed rate, per patient reimbursement. Medicare reform legislation requires CMS to implement a prospective payment system for outpatient hospital services as well. This system may also provide for a per-patient fixed rate reimbursement for outpatient department capital costs. We believe these regulations place more pressure on hospitals' operating margins, causing them to limit capital expenditures. These regulations could have an adverse effect on us if hospitals decide to defer obtaining medical equipment as a result of any such limitation on their capital expenditures. The Medicare legislation also requires CMS to adopt uniform coverage and administration policies for laboratory tests. We are unable to predict what adverse impact on us, if any, additional government regulations, legislation or initiatives or changes by other payors affecting reimbursement or other matters that may influence decisions to obtain medical equipment may have.

We believe the escalating cost of medical care and services has led to and will continue to lead to increased pressures on the healthcare industry, both foreign and domestic, to reduce the cost of care and services, including products offered by us. In addition, market acceptance of our products in international markets is dependent, in part, on the availability of reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government sponsored healthcare and private insurance. There can be no assurance in either domestic or foreign markets that third party reimbursement and coverage will be available or adequate, that current reimbursement amounts will not be decreased in the future or that future legislation, regulation or reimbursement policies of third party payors will not otherwise adversely affect the demand for our products or our ability to sell our products on a profitable basis.

Product Liability and Insurance

The sale of our products entails risk of product liability claims. The medical testing industry has historically been litigious, and we face financial exposure to product liability claims if use of our products results in personal injury. We also face the possibility that defects in the design or manufacture of our products might necessitate a product recall. There can be no assurance that we will not experience losses due to product liability claims or recalls in the future. We currently maintain product liability insurance, but there can be no assurance that the coverage limits of our insurance policies will be adequate. Such insurance is expensive, difficult to obtain and no assurance can be given that product liability insurance can be maintained in the future on acceptable terms, or in sufficient amounts to protect us against losses due to liability, or at all. An inability to maintain insurance at an acceptable cost or to otherwise protect against potential product liability could prevent or inhibit the continued commercialization of our products. In addition, a product liability claim in excess of relevant insurance coverage or a product recall could have a material adverse effect on our business, financial condition and results of operations.

We have liability insurance covering our property and operations with coverage, deductible amounts and exclusions, which we believe are customary for companies of our size in our industry. However, there can be no assurance that our current insurance coverage is adequate or that we will be able to maintain insurance at an acceptable cost or otherwise to protect against liability.

Employees

As of March 31, 2006, we employed 212 full-time associates. There were 89 employees in manufacturing, 55 employees in sales and marketing, 40 employees in administration and 28 employees in research and development. None of our associates are covered by a collective bargaining agreement, and management considers relations with employees to be excellent.

Executive Officers

The names, ages and positions of our current executive officers are as follows:

Name	Age	Position
Warren E. Pinckert II	62	President, Chief Executive Officer and Director
John F. Glenn	44	Vice President of Finance, Chief Financial Officer, Treasurer and Secretary
Gregory L. Bennett	44	Vice President of Development
Barbara T. McAleer	48	Vice President of Quality Assurance and Regulatory Affairs
Kenneth F. Miller	50	Vice President of Sales and Marketing
Terry L. Wassmann	59	Vice President of Human Resources
Donald P. Wood	54	Vice President of Operations

Warren E. Pinckert II has served as our President, Chief Executive Officer and a Director since June 1993. Mr. Pinckert served as our Executive Vice President of Operations from 1991 to June 1993, and as our Chief Financial Officer and Vice President of Business Development from 1989 to June 1993. Mr. Pinckert also served as our Secretary from 1989 to January 1997. Before joining Cholestech, Mr. Pinckert was Chief Financial Officer of Sunrise Medical Inc., an international durable medical products manufacturer, from 1983 to 1989. Mr. Pinckert also serves on the Board of Advisors for the San Francisco State University School of Business. Mr. Pinckert holds a Bachelor of Science degree in Accounting and a Masters of Business Administration degree from the University of Southern California.

John F. Glenn has served as our Corporate Vice President of Finance, Chief Financial Officer, Treasurer and Secretary since October 2004. Before joining Cholestech, Mr. Glenn was Vice President of Finance and Chief Financial Officer at Invivo Corporation, a provider of monitoring systems for patients in medical settings, from 1990 to 2004. Invivo was sold to Intermagnetics General Corporation in January 2004. Mr. Glenn holds a Bachelor of Science degree in Business Administration from the University of Nevada and a Masters of Business Administration from the University of Santa Clara.

Mr. Gregory L. Bennett has served as our Vice President, Development since December 2005. From November 2003 to December 2005, he served as our Director of Engineering, in charge of Process Engineering, Quality Control, Facilities, Product Transfer and Manufacturing Engineering. Prior to joining Cholestech, Mr. Bennett was Director of Process Development Engineering for LifeScan Inc., a Johnson & Johnson company. Before this position, Mr. Bennett held a variety of engineering leadership positions in both Operations and R&D at LifeScan, where he spent 12 years. Prior to LifeScan, Mr. Bennett held several engineering positions with Pechiney where he worked for seven years. Mr. Bennett holds a Bachelor of Science degree Mechanical Engineering from the University of Wisconsin — Madison.

Barbara T. McAleer has served as our Vice President of Quality Assurance and Regulatory Affairs since February 2005. Before joining Cholestech, Ms. McAleer was a managing partner at LOL Partners, a consulting firm specializing in the healthcare industry. From January 2001 to June 2003, she was General Manager/Vice President of Operations & Quality for Calypte Biomedical Corporation. Before joining Calypte, Ms. McAleer spent 1982 to 2000 with Johnson & Johnson in various manufacturing and quality assurance positions. Ms. McAleer holds a Bachelor of Science degree in Operations Management from Penn State University and a MBA from Claremont Graduate School, Peter Drucker Management Center.

Kenneth F. Miller has served as our Vice President of Sales and Marketing since June 2004. Before joining Cholestech, Mr. Miller served as the Chief Operating Officer at R2 Technology Inc. from July 2002 to March 2004. He also served as R2 Technology's Chief Marketing Officer from June 2000 to June 2002. Prior to joining R2 Technology, Mr. Miller served as Chief Operating Officer of LiquidBorders Inc. from October 1999 to May 2000 and Vice President of Sales of Alaris Medical Inc. from April 1997 to October 1999. Mr. Miller holds a Bachelor of Science degree in Chemistry, Zoology, and Physiology from Rutgers University and a Masters of Business Administration degree from Fairleigh Dickinson University.

Terry L. Wassmann has served as our Vice President of Human Resources since March 2000. Before joining Cholestech, Ms. Wassmann served as Staff Relations Manager with Robert Half International from July 1999 to March 2000. From February 1986 to December 1999, Ms. Wassmann was employed by Boehringer Mannheim where she held numerous positions within the Human Resources department, including the Director of Human Resources of the Indiana and California based Diagnostics Division. Ms. Wassmann has been awarded the SPHR title from the Society of Human Resource Management.

Donald P. Wood has served as our Vice President of Operations since April 2003. From July 2001 to March 2003, Mr. Wood served as Vice President of Bone Health, a business unit of Quidel Corporation and was responsible for Bone Health Product Operations, Device Research and Development, and Sales and Marketing. He also served as Quidel's Vice President of Ultrasound Operations from August 1999 to July 2001. Prior to joining Quidel, Mr. Wood was the Director of Ultrasound Operations for Metra Biosystems Inc. from July 1998 to August 1999. He also served as its Director of Operations from October 1995 to July 1998. Mr. Wood also served as Senior Director of Operations for BioChem Pharma Inc. from July 1994 to October 1995 and Mr. Wood held numerous positions within operations for Serono Diagnostics Inc. from 1980 to July 1994. Mr. Wood holds a Bachelor of Science degree in Business Administration from Bloomsburg University.

Available Information

Our website is located at http://www.cholestech.com. Electronic copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available, free of charge, on the "Investor" section of our website as soon as practicable after we electronically file such material with the Securities and Exchange Commission. The contents of our website are not incorporated by reference in this Annual Report on Form 10-K.

ITEM 1A: RISK FACTORS

The reader should carefully consider each of the risks and uncertainties we describe below, as well as all of the other information in this report. The risks and uncertainties we describe below are not the only ones we face. Additional risks and uncertainties which we are currently unaware of or that we currently believe to be immaterial could also adversely affect our business.

We have a history of operating losses and fluctuating operating results, which may result in the market price of our common stock declining

Our revenue and operating results have varied significantly from quarter to quarter in the past and may continue to fluctuate in the future. As of March 31, 2006, we had an accumulated deficit of $19.1 million. We recorded a net profit of $5.6 million for fiscal year 2006, a net profit of $4.1 million for fiscal year 2005, and a net profit of $8.7 million for fiscal year 2004. The following are some of the factors that could cause our revenue, operating results and margins to fluctuate significantly from quarter to quarter:

- the timing and level of market acceptance of the LDX System and the GDX System;
- manufacturing problems, efficiencies, capacity constraints or delays;
- the timing of the introduction, availability and market acceptance of new tests and products;

- changes in demand for our products based on changes in third-party reimbursement policies, changes in government regulation and other factors;
- product pricing and discounts;
- the timing and level of expenditures associated with research and development activities;
- the timing, establishment and maintenance of strategic distribution arrangements and the success of the activities conducted under such arrangements;
- the timing of significant orders from, and shipments to, customers;
- competition from diagnostic companies with greater financial capital and resources;
- costs and timing associated with business development activities, including potential licensing of technologies or intellectual property rights;
- additions or departures of our key personnel;
- promotional program spending by both domestic and European pharmaceutical companies;
- variations in the mix of products sold;
- litigation or the threat of litigation; and
- Adoption of new accounting standards, such as SFAS 123R.

These and other factors are difficult to predict and could have a material adverse effect on our business, financial condition and operating results. Fluctuations in quarterly demand for our products may cause our manufacturing operations to fluctuate in volume, increase uncertainty in operational planning and/or affect cash flows from operations. We commit to many of our expenses in advance, based on our expectations of future business needs. These costs are largely fixed in the short-term. As a result, when business levels do not meet expectations, our fixed costs will not be recovered and we will experience losses. This situation is likely to result in the future because of the variability and unpredictability of our revenue. This also means that our results will likely not meet the expectations of public market security analysts or investors at one time or another, which may result in the market price of our common stock declining.

Our business depends on our ability to protect our proprietary technology through patents and other means and to operate without infringing the proprietary rights of others

Our success depends in part on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing the proprietary rights of others. We have ten United States patents, one German patent and have filed patent applications relating to our technology internationally under the Patent Cooperation Treaty and individual foreign patent applications. The risks of relying on the proprietary nature of our technology include:

- our pending patent applications may not result in the issuance of any patents, or, if issued, such patents may not offer protection against competitors with similar technology;
- our patents may be challenged, invalidated or circumvented in the future, and the rights created under our patents may not provide a competitive advantage;
- competitors, many of whom have substantially greater resources than us and have made substantial investments in competing technologies, may seek to apply for and obtain patents covering technologies that are more effective than ours. This could render our technologies or products obsolete or uncompetitive or could prevent, limit or interfere with our ability to make, use or sell our products either in the United States or in international markets;
- the medical products industry has been characterized by extensive litigation regarding patents and other intellectual property rights; and

- an adverse determination in litigation or interference proceedings to which we may become a party could subject us to significant liabilities to third parties or require us to seek licenses from third parties, which may not be available on commercially reasonable terms or at all.

We may in the future become subject to patent infringement claims and litigation or interference proceedings conducted in the United States Patent and Trademark Office to determine the priority of inventions. Litigation may also be necessary to enforce any patents issued to us, to protect our trade secrets or know-how or to determine the enforceability, scope and validity of the proprietary rights of others. The defense and prosecution of intellectual property suits, patent interference proceedings and related legal and administrative proceedings are both costly and time consuming and will likely result in substantially diverting the attention of technical and management personnel from our business operations. We may also be subject to significant damages or equitable remedies regarding the development and sale of our products and operation of our business.

For example, in fiscal year 2004, we entered into a settlement agreement and license agreement with Roche, which settled all existing patent litigation between the parties on a worldwide basis. As a part of the settlement, we pay Roche an ongoing royalty and Roche granted an irrevocable, non-exclusive, worldwide license to us for its patents related to HDL cholesterol. In addition, the parties also agreed upon a mechanism for the resolution of future patent infringement disputes. We believe that any such dispute resolution will confirm that our HDL cholesterol test cassette, currently under development, does not infringe Roche's patents. If however, upon the resolution of any such dispute, it is ultimately determined that our new HDL cholesterol test cassette is covered by Roche's patents, we will pay Roche the same ongoing royalty.

We rely on trade secrets, technical know-how and continuing invention to develop and maintain our competitive position. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology. We may also be unable to adequately protect our trade secrets, or be capable of protecting our rights to our trade secrets.

We depend on technology that we license from others, which may not be available to us in the future and would prevent us from introducing new products and harm our business

Our current products incorporate technologies that are the subject of patents issued to, and patent applications filed by, others. We have obtained licenses for certain of these technologies. We may in the future be required to negotiate to obtain licenses for new products. Some of our current licenses are subject to rights of termination and may be terminated. Our licensors may not abide by their contractual obligations and, as a result, may limit the benefits we currently derive from their licenses. We may be unable to renegotiate or obtain licenses for technology patented by others on commercially reasonable terms, or at all. We also may be unable to develop alternative approaches if we are unable to obtain licenses. Our future licenses may also not be adequate for the operation of our business. Failure to obtain, maintain or enforce necessary licenses on commercially reasonable terms or to identify and implement alternative approaches could prevent us from introducing our products and severely harm our business.

Our stock price has been highly volatile and is likely to continue to be volatile, which could result in substantial losses for investors

The market price of our common stock has in the past been, and in the future is likely to be, highly volatile. For example, between March 26, 2005 and March 31, 2006, the price of our common stock, as reported on the NASDAQ National Market System, has ranged from a low of $7.95 to a high of $13.19. These fluctuations could result in substantial losses for investors. Our stock price may fluctuate for a number of reasons including:

- quarterly variations in our operating results;
- litigation or threat of litigation;
- developments in or disputes regarding patent or other proprietary rights;
- announcements of technological or competitive developments by us and our competitors;

- regulatory developments regarding us or our competitors;
- changes in the current structure of the healthcare financing and payment systems;
- our failure to achieve, or changes in, financial estimates by securities analysts and comments or opinions about us by securities analysts or major shareholders;
- stock market price and volume fluctuations, which have particularly affected the market prices for medical products and high technology companies and which are often unrelated to the operating performance of such companies; and
- general economic, political and market conditions.

With the advent of the internet, new avenues have been created for the dissemination of information. We do not have control over the information that is distributed and discussed on electronic bulletin boards and investment chat rooms. The motives of the people or organizations that distribute such information may not be in our best interest or in the interest of our shareholders. This, in addition to other forms of investment information, including newsletters and research publications, could result in a significant decline in the market price of our common stock.

In addition, stock markets have from time to time experienced extreme price and volume fluctuations. The market prices for diagnostic product companies have been affected by these market fluctuations and such effects have often been unrelated to the operating performance of such companies. These broad market fluctuations may cause a decline in the market price of our common stock.

Securities class action litigation is often brought against a company after a period of volatility in the market price of its stock. This type of litigation has been brought against us in the past and could be brought against us in the future, which could result in substantial expense and damage awards and divert management's attention from running our business.

If third-party reimbursement for use of our products is eliminated or reduced, our sales will be greatly reduced and our business may fail

In the United States, healthcare providers that purchase products such as the LDX System and the GDX System generally rely on their patients' healthcare insurers, including private health insurance plans, federal Medicare, state Medicaid and managed care organizations, to reimburse all or part of the cost of the procedure in which the product is being used. We will be unable to successfully market our products if their purchase and use is not subject to reimbursement from government health authorities, private health insurers and other third-party payors. If this reimbursement is not available or is limited, healthcare providers will be much less likely to use our products, our sales will be greatly reduced and our business may fail.

There are current conditions in the healthcare industry that increase the possibility that third-party payors may reduce or eliminate reimbursement for tests using our products in certain settings. These conditions include:

- third-party payors are increasingly scrutinizing and challenging the prices charged for both existing and new medical products and services;
- healthcare providers are moving toward a system in which employers are requiring participants to bear a greater burden of the cost of their healthcare benefits which could result in fewer elective procedures, such as the use of our products for diagnostic screening;
- general uncertainty regarding what changes will be made in the reimbursement methods used by third-party payors and how that will affect the use of products such as ours, which may deter healthcare providers from adopting the use of our products; and
- an overall escalating cost of medical products and services has led to and will continue to lead to increased pressures on the healthcare industry, both domestic and international, to reduce the cost of products and services, including products offered by us.

Market acceptance of our products in international markets is also dependent, in part, on the availability of reimbursement or funding, as the case may be, within prevailing healthcare systems. Reimbursement, funding and healthcare payment systems in international markets vary significantly by country and include both government sponsored healthcare and private insurance. Third-party reimbursement and coverage may not be available or adequate in either the United States or international markets, and current reimbursement or funding amounts may be decreased in the future. Also, future legislation, regulation or reimbursement policies of third-party payors may adversely affect demand for our products or our ability to sell our products on a profitable basis. Any of these events could materially harm our business.

If the healthcare system in the United States undergoes fundamental change, these changes may harm our business

We believe that the healthcare industry in the United States is likely to undergo fundamental changes due to current political, economic and regulatory influences. We anticipate that Congress, state legislatures and the private sector will continue to review and assess alternative healthcare delivery and payment systems. Potential alternatives include mandated basic healthcare benefits, controls on healthcare spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls and other fundamental changes to the healthcare delivery system. We expect legislative debate to continue in the future and for market forces to demand reduced costs. We cannot predict what impact the adoption of any federal or state healthcare reform measures, future private sector reform or market forces may have on our business. Any changes in the healthcare system could potentially have extremely negative effects on our business.

We depend on distributors to sell our products and failure to successfully maintain these relationships could adversely affect our ability to generate revenue

To increase revenue and achieve sustained profitability, we will have to successfully maintain our existing distribution relationships and develop new distribution relationships. We depend on our distributors to assist us in promoting market acceptance of the LDX System and the GDX System. However, we may be unable to enter into and maintain new arrangements on a timely basis, or at all. Even if we do enter into additional distributor relationships, those distributors may not devote the resources necessary to provide effective sales and marketing support to our products. In addition, our distributors sell products offered by our competitors. If our competitors offer our distributors more favorable terms or have more products available to meet their needs or utilize the leverage of broader product lines sold through the distributor, those distributors may de-emphasize or decline to carry our products. In addition, our distributors' order decision-making process is complex and involves several factors, including end-user demand, warehouse allocation and marketing resources, which can make it difficult to accurately predict total sales for the quarter until late in the quarter. In order to keep our products included in distributors' marketing programs, in the past we have provided promotional goods or made short-term pricing concessions. The discontinuation of promotional goods or pricing concessions could have a negative effect on our business. Our distributors could also modify their business practices, such as payment terms, inventory levels or order patterns. If we are unable to maintain successful relationships with distributors or expand our distribution channels or we experience unexpected changes in payment terms, inventory levels or other practices by our distributors, our business will suffer.

We may be unable to accurately predict future sales through our distributors, which could harm our ability to efficiently manage our internal resources to match market demand

Our product sales are primarily made through our network of over 85 domestic and international distributors. As a result, our financial results, quarterly product sales, trends and comparisons are affected by fluctuations in the buying patterns of end-user customers and our distributors, and by the changes in inventory levels of our products held by these distributors. We have only limited visibility over the inventory levels of our products held by our domestic and international distributors. While we attempt to assist our distributors in maintaining targeted stocking level of our products, we may not consistently be accurate or successful. This process involves the exercise of judgment and use of assumptions as to future uncertainties including end-user customer demand, and the reaction of our distributors to our new quarterly pricing policy. Consequently, actual results could differ from our estimates. Inventory levels of our products held by our distributors may exceed or fall below the levels we consider desirable on a going-forward basis, which may harm our financial results due to unexpected buying patterns of our distributors or our ability to efficiently manage or invest in internal resources, such as manufacturing and shipping capacity, to meet the actual demand for our products.

We may be unable to effectively compete against other providers of diagnostic products, which could cause our sales to decline

The market for diagnostic products in which we operate is intensely competitive. Our business is based on the sale of diagnostic products that physicians and other healthcare providers can administer in their own facilities without sending samples to laboratories. Thus, our competition consists primarily of clinical reference laboratories and hospital-based laboratories that use automated testing systems, as well as manufacturers of other rapid diagnostic tests. To achieve and maintain market acceptance for the LDX System and the GDX System, we must demonstrate that the LDX System and the GDX System are cost effective and time saving alternatives to other rapid diagnostic tests as well as to clinical and hospital laboratories. Even if we can demonstrate that our products are more cost effective and save time, physicians and other healthcare providers may resist changing their established source of such tests. The LDX System and the GDX System may be unable to compete with these other testing services and analyzers. In addition, companies with a significant presence in the market for clinical diagnostics, such as Abbott Laboratories, Bayer Diagnostics, Beckman Coulter, Inc. and Roche Diagnostics (a subsidiary of Roche Holdings, Ltd.) have developed or are developing analyzers designed for point of care testing. These competitors have substantially greater financial, technical, research and other resources and larger, more established marketing, sales, distribution and service organizations than us. These competitors also offer broader product lines than us, have greater name recognition than us and offer discounts as a competitive tactic. In addition, several smaller companies are currently making or developing products that compete or will compete with ours. We may not have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully in the future. Even if we do have such resources and capabilities, we may not employ them successfully.

Our LDX System, including the LDX Analyzer and single use test cassettes, currently accounts for substantially all of the revenue of our business. If this revenue does not grow, our overall business will be severely harmed. For us to increase revenue, sustain profitability and maintain positive cash flows from operations, the LDX System and the GDX System must continue to and begin to gain market acceptance among healthcare providers, particularly physician office laboratories. We have made only limited sales of the LDX System to physician office laboratories to date relative to the size of the available market. Factors that could prevent broad market acceptance of the LDX System and the GDX System include:

- low levels of awareness of the availability of our technology in both the physician and other customer groups;
- the availability and pricing of other testing alternatives;
- a decrease in the amount of reimbursement for performing tests on the LDX System and the GDX System.
- many managed care organizations have contracts with laboratories, which require participating or employed physicians to send patient specimens to contracted laboratories; and
- physicians are under growing pressure by Medicare and other third-party payors to limit their testing to "medically necessary" tests.

If our LDX System does not achieve broader market acceptance and our GDX System does not achieve favorable market acceptance, our business will not grow. Even if we are successful in continuing to place our LDX Analyzer at physician office laboratories and other near-patient testing sites and marketing our GDX System, there can be no assurance that placement of these products will result in sustained demand for our single use test cassettes and single use test cartridges.

In addition, we must leverage our installed base of systems in order to increase the sales of our single use test cassettes and single use test cartridges. If we are unable to increase the usage of cassettes on our current installed base, we will have to identify new customers and induce them to purchase an analyzer, which requires more time and effort and has a significantly larger purchase price than the single use test cassettes.

As a result of these many hurdles to achieving broad market acceptance for the LDX System and the GDX System, demand may not be sufficient to sustain revenue and profits from operations. Because the LDX System currently contributes the vast majority of our revenue, and we expect the GDX System to contribute a portion of our revenue in the future, we could be required to cease operations if the LDX System and the GDX System do not achieve and maintain a significant level of market acceptance.

If we do not successfully develop, acquire or form alliances to introduce and market new tests and products, our future business will be harmed

We believe our business will not grow significantly if we do not develop, acquire or form alliances for new tests and products to use in conjunction with the LDX System and the GDX System. If we do not develop market and introduce new tests and products to the market, our business will not grow significantly and will be harmed. Developing new tests involves many significant problems and risks, including:

- research and development is a very expensive process;
- research and development takes a very long time to result in a marketable product;
- significant costs (including diversion of resources) may be incurred in development before knowing if the development will result in a test that is commercially viable;
- a new test will not be successful unless it is effectively marketed to its target market;
- the manufacturing process for a new test must be reliable, cost efficient and high volume and must be developed and implemented in a timely manner to produce the test for sale;
- new tests must meet a significant market need to be successful; and
- new tests must obtain proper regulatory approvals to be marketed.

We could experience difficulties that delay or prevent the successful development, introduction and marketing of new tests and products. For example, regulatory clearance or approval of any new tests or products may not be granted on a timely basis, or at all. We have experienced difficulties obtaining regulatory approval for tests in the past. Because the evaluation of applications by the FDA for CLIA waived status is not based on precisely defined, objectively measurable criteria, we cannot predict the likelihood of obtaining CLIA waived status for future products. In addition, our business strategy includes entering into agreements with clinical and commercial collaborators and other third parties for the development, clinical evaluation and marketing of existing products and products under development. These agreements may be subject to rights of termination and may be terminated without our consent. The parties to these agreements also may not abide by their contractual obligations to us and may discontinue or sell their current lines of business. Research performed under a collaboration for which we receive or provide funding may not lead to the development of products in the timeframe expected, or at all. If these agreements are terminated earlier than expected, or if third parties do not perform their obligations to us properly and on a timely basis, we may not be able to successfully develop new products as planned, or at all.

We face risks from failures in our manufacturing processes

We manufacture all of the single use test cassettes that are used with the LDX Analyzer. The manufacture of single use test cassettes is a highly complex and precise process that is sensitive to a wide variety of factors. Significant additional resources, implementation of additional manufacturing equipment or changes in our manufacturing processes have been, and may continue to be, required for the scaling-up of each new product prior to commercialization or in order to meet increasing customer demand once commercialization begins, and this work may not be completed successfully or efficiently. In the past, we have experienced lower than expected manufacturing yields that have adversely affected gross margins and delayed product shipments. If we do not maintain acceptable manufacturing yields of test cassettes or experience product shipment delays, our business, financial condition and operating results could be materially adversely affected. We may reject or be unable to sell a substantial percentage of test cassettes because of:

- raw materials variations or impurities;

- human error;
- manufacturing process variances and impurities; and
- decreased manufacturing equipment performance.

Our LDX manufacturing equipment and cassette manufacturing lines would be costly and time consuming to repair or replace if their operation were interrupted. The interruption of our manufacturing operations or the loss of associates dedicated to the manufacturing facility could severely harm our business. The risks involving our manufacturing lines include:

- as our production levels increase, we could be required to use our machinery more hours per day and the down time resulting from equipment failure could increase;
- the custom nature of much of our manufacturing equipment increases the time required to remedy equipment failures and replace equipment;
- we have a limited number of associates dedicated to the operation and maintenance of our manufacturing equipment, the loss of whom could impact our ability to effectively operate and service such equipment;
- we manufacture all of our cassettes at our Hayward, California manufacturing facility, so manufacturing operations are at risk to interruption from earthquake, fire, power outages or other events affecting this one location; and
- our newest manufacturing line is operating at production capability. Our failure to maintain production levels and operate this line at production capability for an extended period would impact our ability to increase our manufacturing capacity.

Our operating results may suffer if we do not reduce our manufacturing costs

We believe we will be required to reduce manufacturing costs for new and existing test cassettes to achieve sustained profitability. We currently manufacture the majority of our dry chemistry cassettes on a single production line. A second manufacturing line is currently used for overflow production and for research and development purposes. The complexity and custom nature of our manufacturing process increases the amount of time and money required to add an additional manufacturing line. In addition, we may need to implement additional cassette manufacturing cost reduction programs. Failure to maintain full production levels for our newest manufacturing line could prevent us from satisfying customer orders in a timely manner, which could lead to customer dissatisfaction and loss of business and a failure to reduce manufacturing costs for dry chemistry tests, which could prevent us from achieving sustained profitability.

Our future results could be harmed by economic, political, regulatory and other risks associated with international sales

Historically, a significant portion of our total revenue has been generated outside of the United States. International revenue as a percentage of our total revenue was approximately 13% in fiscal year 2006 and 14% in fiscal year 2005. We anticipate that international revenue will continue to represent a significant portion of our total revenue in the future. Our revenue is generally denominated in United States dollars; however, a strengthening of the dollar could make our products less competitive in foreign markets and, as a result, our future revenue from international operations may be unpredictable. We make foreign currency denominated purchases related to our GDX System in the United Kingdom. This exposes us to risks associated with currency exchange fluctuations.

In addition to foreign currency risks, our international sales and operations may also be subject to the following risks:

- our dependency on pharmaceutical companies' promotional programs as a primary source of international revenue;
- unexpected changes in regulatory requirements;

- the impact of recessions in economies outside the United States;
- changes in a specific country's or region's political or economic conditions, particularly in emerging nations;
- less effective protection of intellectual property rights in some countries;
- changes in tariffs and other trade protection measures;
- difficulties in managing international operations; and
- potential insolvency of international distributors and difficulty in collecting accounts receivable and longer collection periods.

If we are unable to minimize the foregoing risks, they may harm our current and future international sales and, consequently, our business.

We depend on single source suppliers for certain materials used in our manufacturing process and failure of our suppliers to provide materials to us could harm our business

We currently depend on single source vendors to provide certain subassemblies, components and raw materials used in the manufacture of our products. We also depend on a third-party manufacturer for the GDX System. Any supply interruption in a single sourced material or product could restrict our ability to manufacture and distribute products until a new source of supply is identified and qualified. We may not be successful in qualifying additional sources of supply on a timely basis, or at all. Failure to obtain a usable alternative source or product could prevent us from manufacturing and distributing our products, resulting in inability to fill orders, customer dissatisfaction and loss of business. This would likely severely harm our business. In addition, an uncorrected impurity or supplier's variation in material, either unknown to us or incompatible with our manufacturing process, could interfere with our ability to manufacture and distribute products. Because we are a small customer of many of our suppliers and we purchase their subassemblies, components and materials with purchase orders instead of long-term commitments, our suppliers may not devote adequate resources to supplying our needs. Any interruption or reduction in the future supply of any materials currently obtained from single or limited sources could severely harm our business.

We rely on a limited number of customers for a substantial part of our revenue

Sales to a limited number of customers have accounted for a significant portion of our revenue in each fiscal period. We expect that sales to a limited number of customers will continue to account for a substantial portion of our total revenue in future periods. Our top ten customers comprised approximately 66% of our revenue in fiscal year 2006. In fiscal year 2006, Physicians Sales and Service accounted for approximately 22% of our total revenue, Henry Schein Inc. accounted for approximately 11% and McKesson Medical Surgical accounted for approximately 7% of our total revenue. In fiscal year 2005, Physicians Sales and Service accounted for approximately 24% of our total revenue, Henry Schein Inc. accounted for approximately 9% and McKesson Medical Surgical accounted for approximately 7% of our total revenue. We have experienced periods in which sales to some of our major customers, as a percentage of total revenue, have fluctuated due to delays or failures to place expected orders. We do not have long-term agreements with any of our customers, who generally purchase our products pursuant to cancelable short-term purchase orders. If we were to lose a major customer or if orders by or shipments to a major customer were to otherwise decrease or be delayed, our operating results would be harmed.

While we believe that we currently have adequate internal control over financial reporting, we are exposed to risks from recent legislation requiring companies to evaluate internal control over financial reporting

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on and our independent registered public accounting firm to attest to the effectiveness of our internal control over financial reporting. We have an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements.

We expect to continue to incur significant expenses and to devote additional resources to Section 404 compliance on an ongoing basis. In addition, it is difficult for us to predict how long it will take to complete the assessment of the effectiveness of our internal control over financial reporting each year and we may not be able to complete the process on a timely basis. In the event that internal controls over financial reporting are not effective as defined under Section 404, we cannot predict how regulators will react or how the market prices of our shares will be affected. In addition, if we fail to maintain an effective system of internal control or if we were to discover material weaknesses in our internal control systems, we may be unable to produce reliable financial reports or prevent fraud and it could harm our results of operations and financial condition.

Our products are subject to multiple levels of government regulation and any regulatory changes are difficult to predict and may be damaging to our business

The manufacture and sale of our diagnostic products, including the LDX System and the GDX System, is subject to extensive regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies. We are unable to commence marketing or commercial sales in the United States of any of the new tests we develop until we receive the required clearances and approvals. The process of obtaining required regulatory clearances and approvals is lengthy, expensive and uncertain. As a result, our new tests under development, even if successfully developed, may never obtain such clearance or approval. Additionally, certain material changes to products that have already been cleared or approved are subject to further review and clearance or approval. Medical devices are subject to continual review, and later discovery of previously unknown problems with a cleared product may result in restrictions on the product's marketing or withdrawal of the product from the market. If we lose previously obtained clearances, or fail to comply with existing or future regulatory requirements, we may be unable to market the affected products, which would depress our revenue and severely harm our business.

In addition, any future amendment or addition to regulations impacting our products could prevent us from marketing the LDX System and the GDX System. Regulatory changes could hurt our business by increasing burdens on our products or by reducing or eliminating certain competitive advantages of the LDX System's and the GDX System's waived status. Food and Drug Administration clearance or approval of products such as ours can be obtained by either of two processes:

- the 510(k) clearance process, which generally takes from four to 12 months but may take longer; and
- the pre-market approval process, which is a longer and more costly process than a 510(k) clearance process, involves the submission of extensive supporting data and clinical information and generally takes one to three years but may take significantly longer.

If our future products are required to obtain a pre-market approval, this would significantly delay our ability to market those tests and significantly increase the costs of development.

The use of our products and those of our competitors is also affected by federal and state regulations, which provide for regulation of laboratory testing, as well as by the laws and regulations of foreign countries. The scope of these regulations includes quality control, proficiency testing, personnel standards and inspections. In the United States, clinical laboratory testing is regulated under the Clinical Laboratory Improvement Act of 1976.

The LDX Analyzer, our total cholesterol, high density lipoproteins, triglycerides and glucose tests in any combination, our ALT test cassette, the GDX Analyzer and A1C test cartridges have been classified as waived from the application of many of the requirements under the CLIA. We believe this waived classification is critical for our products to be successful in their domestic markets. Any failure of our new tests to obtain waived status under the CLIA will severely limit our ability to commercialize such tests. Loss of waived status for existing diagnostic products or failure to obtain waived status for new products could limit our revenue from sales of such products, which would severely harm our business.

We may face fines or our manufacturing facilities could be closed if we fail to comply with manufacturing and environmental regulations

Our manufacturing processes and, in certain instances, those of our contract manufacturers, are subject to stringent federal, state and local regulations governing the use, generation, manufacture, storage, handling and disposal of certain materials and wastes. Failure to comply with present or future regulations could result in many things, including warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of approvals and criminal prosecution. Any of these developments could harm our business. We and our contract manufacturers are also subject to federal, state and foreign regulations regarding the manufacture of healthcare products and diagnostic devices, including:

- Quality System Regulations, which requires manufacturers to be in compliance with Food and Drug Administration regulations;
- ISO9001/EN46001 requirements, which is an industry standard for maintaining and assuring conformance to quality standards; and
- other foreign regulations and state and local health, safety and environmental regulations, which include testing, control and documentation requirements.

Changes in existing regulations or adoption of new governmental regulations or policies could prevent or delay regulatory approval of our products or require us to incur significant costs to comply with manufacturing and environmental regulations, which could harm our business.

We may pursue strategic acquisitions which could have an adverse impact on our business if they are unsuccessful

We continue to evaluate strategic opportunities available to us and we may pursue product, technology or business acquisitions. These acquisitions could be very costly, could result in dilution to existing investors and could result in integration problems that harm our business as a whole. Any acquisition could result in expending significant amounts of cash, issuing potentially dilutive equity securities or incurring debt or unknown liabilities associated with the acquired business. In addition, our acquisitions may not be successful in achieving our desired strategic objectives, which could materially harm our operating results and business. Acquisitions may also result in difficulties in assimilating the operations, technologies, products, services and personnel of the acquired company or business or in achieving the cost savings or other financial benefits we anticipated. These difficulties could result in additional expenses, diversion of management attention and an inability to respond quickly to market issues. Any of these results could harm us financially.

If we are successful in growing sales, our business will be harmed if we cannot effectively manage the operational and management challenges of growth

If we are successful in achieving and maintaining market acceptance for the LDX System and the GDX System, we will be required to expand our operations, particularly in the areas of sales, marketing and manufacturing. As we expand our operations, this expansion will likely result in new and increased responsibilities for management personnel and place significant strain on our management, operating and financial systems and resources. To accommodate any such growth and compete effectively, we will be required to implement and improve our information systems, procedures and controls, and to expand, train, motivate and manage our work force. Our personnel, systems, procedures and controls may not be adequate to support our future operations. Any failure to implement and improve operational, financial and management systems or to manage our work force as required by future growth, if any, could harm our business and prevent us from improving our financial condition as a result of increased sales.

Our business could be negatively affected by the loss of key personnel or our inability to hire qualified personnel

Our success depends in significant part on the continued service of certain key scientific, technical, regulatory and managerial personnel. Our success will also require us to continue to identify, attract, hire and retain additional highly qualified personnel in those areas. Competition for qualified personnel in our industry is very competitive due to the limited number of people available with the necessary technical skills and understanding of our industry. We may be unable to retain our key personnel or attract or retain other necessary highly qualified personnel in the future, which would harm the development of our business.

Product liability and professional liability suits against us could result in expensive and time consuming litigation, payment of substantial damages and an increase in our insurance rates

Sale and use of our products and the past performance of testing services by our formerly wholly owned subsidiary could lead to the filing of a product liability or professional liability claim. If any of these claims are brought, we may have to expend significant resources defending against them. If we are found liable for any of these claims, we may have to pay damages that could severely hurt our financial position. Loss of these claims could also hurt our reputation, resulting in our losing business and market share. The medical testing industry has historically been litigious, and we face financial exposure to these liability claims if use of our products results in personal injury or improper diagnosis. We also face the possibility that defects in the design or manufacture of our products might necessitate a product recall.

We currently maintain product liability insurance and professional liability insurance for claims relating to the past performance of testing services, but there can be no assurance that the coverage limits of our insurance policies will be adequate. Insurance is expensive and difficult to obtain, and we may be unable to maintain product liability insurance in the future on acceptable terms or in sufficient amounts to protect us against losses due to product liability. Inability to maintain insurance at an acceptable cost or to otherwise protect against potential product liability could prevent or inhibit the continued commercialization of our products. In addition, a product liability or professional liability claim in excess of relevant insurance coverage or a product recall could severely harm our financial condition.

We may need additional capital in the future to support our growth, and such additional funds may not be available to us

We intend to expend substantial funds for capital expenditures and working capital related to research and development, expansion of sales and marketing activities and other working capital and general corporate purposes. Although we believe our cash, cash equivalents, marketable securities, cash flow anticipated to be generated by future operations and available bank borrowings under an existing line of credit will be sufficient to meet our operating requirements for the foreseeable future, we may still require additional financing. For example, we may be required to expend greater than anticipated funds if unforeseen difficulties arise in expanding manufacturing capacity for existing cassettes or in the course of completing required additional development, obtaining necessary regulatory approvals, obtaining waived status under CLIA or introducing or scaling up manufacturing for new tests.

If we need additional capital in the future, we may seek to raise additional funds through public or private financing, collaborative relationships or other arrangements. Any additional equity financing may be dilutive to our existing shareholders or have rights, preferences and privileges senior to those of our existing shareholders. If we raise additional capital through borrowings, the terms of such borrowings may impose limitations on how our management may operate the business in the future. Collaborative arrangements, if necessary to raise additional funds, may require us to relinquish our rights to technologies, products or marketing territories. Our failure to raise capital on acceptable terms when needed could prevent us from developing our products and our business.

We have made use of a device to limit the possibility that we are acquired, which may mean that a transaction that shareholders are in favor of or are benefited by may be prevented

Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the rights, preferences, privileges and restrictions of such shares without any further vote or action by our shareholders. To date, our board of directors has designated 25,000 shares as Series A participating preferred stock in connection with our "poison pill" anti-takeover plan. The issuance of preferred stock under certain circumstances could have the effect of delaying or preventing an acquisition of our company or otherwise adversely affecting the rights of the holders of our stock. The "poison pill" may have the effect of rendering more difficult or discouraging an acquisition of our company which is deemed undesirable by our board of directors. The "poison pill" may cause substantial dilution to a person or group attempting to acquire us on terms or in a manner not approved by our board of directors, except pursuant to an offer conditioned on the negation, purchase or redemption of the rights issued under the "poison pill."

ITEM 1B: UNRESOLVED STAFF COMMENTS

None.

ITEM 2: PROPERTIES

Our offices are located in an approximately 69,000 square foot leased facility in Hayward, California. Our facilities contain approximately 10,000 square feet of warehouse space, 8,000 square feet of manufacturing space, 4,000 square feet of laboratory space and the balance devoted to marketing and administrative and common areas. Our lease pertaining to this facility expires in April 2017. We expect that our current leased facilities will be sufficient for our needs over the next 12 months.

ITEM 3: LEGAL PROCEEDINGS

On August 2, 2002, N.V. Euromedix ("Euromedix") filed suit against the Company in the Commercial Court in Leuven, Belgium (No. F5700-02), seeking damages for the wrongful termination of an implied distribution agreement with the Company for Europe and parts of the Middle East. On November 7, 2002, the court dismissed the suit. On December 31, 2002, Euromedix filed another suit against the Company in the Commercial Court in Leuven, Belgium (No. B/02/00044), seeking damages in the amount of approximately 3.5 million Euros for the wrongful termination of an implied distribution agreement with our company for Europe and parts of the Middle East. At the introductory hearing on April 1, 2003, the case was sent to the general docket. The Company believes this claim is without merit and intends to continue to defend the claim vigorously.

On March 14, 2003, the Company initiated trademark infringement proceedings against Euromedix before the President of the Commercial Court in Leuven, Belgium (No. BRK/03/00017), seeking in principle an order (i) to prohibit Euromedix from selling, stocking, importing, exporting or promoting in the European Economic Area ("EEA") products that violate the Company's trademarks, under a penalty of 10,000 Euros for each LDX-Analyzer sold, a penalty of 1,000 Euros for each cassette sold contrary to the prohibition and a 25,000 Euros penalty for each publicity of advertisement; (ii) to prohibit Euromedix from using certain slogans and phrases, in combination with products associated with certain of the Company's trademarks, in trade documents or other announcements, under a penalty of 25,000 Euros for each document used contrary to this prohibition; and (iii) to order the destruction of the inventory of products held by Euromedix that violate the Company's trademarks, which have been imported into the EEA without the Company's permission.

A hearing was held on April 29, 2003 regarding certain procedural issues. In a judgment rendered on May 27, 2003, the Judge of Seizures of the Court of First Instance referred the complaint to the Constitutional Court before rendering a final decision. The Judge of Seizures asked the Constitutional Court to render an opinion regarding certain constitutional issues related to the trademark infringement arguments the Company raised at the hearing. Hearings in the Constitutional Court were held on July 8, 2003 and September 9, 2003. On March 24, 2004, the Constitutional Court issued its judgment which supported the Company's claims. A hearing was scheduled for November 9, 2004 by the Judge of Seizures of the Court of First Instance to hear additional submissions. On December 21, 2004, the Judge of Seizures of the Court of First Instance decided against Euromedix's opposition to certain procedural issues.

After the decisions of the Judge of Seizures of the Court of First Instance, the Company filed requests for a procedural calendar in the three trademark infringement proceedings against Euromedix of which two are pending before the President of the Commercial Court of Leuven and one before the Commercial Court of Leuven. Both parties have exchanged submissions. All three cases were pleaded at a hearing on June 21, 2005 and were taken into deliberation. On September 13, 2005, a judgment was rendered in favor of the Company regarding items (i) and (ii) above. A judgment has not yet been rendered on item (iii).

Euromedix filed a request for a procedural calendar in the case pending before the Commercial Court of Leuven regarding the termination of the business relationship on July 11, 2002. On December 13, 2005, the Commercial Court of Leuven decided in an interim decision that the termination of the relationship is not governed by Belgian law, but

Californian law and allowed the parties to file further submissions in order to substantiate the claims under Californian law. The case has been sent to the general docket.

ITEM 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is quoted on the NASDAQ National Market under the symbol "CTEC." On March 31, 2006, the last reported sale price for our common stock on the NASDAQ National Market was $13.03 per share. The following table sets forth the quarterly high and low trading prices for our common stock as reported by the NASDAQ National Market for the periods indicated.

	High	Low
FISCAL YEAR 2005		
First Quarter	$ 10.29	$ 7.20
Second Quarter	8.15	6.16
Third Quarter	8.62	6.35
Fourth Quarter	13.68	7.69
FISCAL YEAR 2006		
First Quarter	$ 11.71	$ 7.95
Second Quarter	11.89	9.47
Third Quarter	11.00	7.99
Fourth Quarter	13.19	9.29

As of March 31, 2006, there were 14,868,825 shares of our common stock issued and outstanding and held by approximately 146 holders of record. We estimate that there are approximately 4,800 beneficial owners of our common stock.

Dividend Policy

We have never declared or paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

Equity Compensation Plans

The information required by this item regarding equity compensation plans is incorporated by reference under the section entitled Equity Compensation Plan Information contained in our proxy statement for our 2006 annual meeting of shareholders.

ITEM 6: SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with our financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following selected statement of operations data for the fiscal years ended March 31, 2006, March 25, 2005, and March 26, 2004 and the selected balance sheet data as of March 31, 2006 and March 25, 2005 are derived from, and qualified by reference to, the audited financial statements included elsewhere in this Annual Report on Form 10-K. The selected statement of operations data for the fiscal year ended March 28, 2003 and March 29, 2002 and the balance sheet data as of March 25, 2004, March 28, 2003 and March 29, 2002 have been derived from our audited financial statements not included in this Annual Report. These historical results are not necessarily indicative of the results of operations to be expected from any future period.

	Year Ended March 31,(1)				
	2006	2005	2004	2003	2002
	(In thousands, except per share data)				
Statement of Operations Data:					
Revenue	$ 64,093	$ 52,877	$ 52,376	$ 48,541	$ 41,747
Cost of revenue	23,902	21,390	23,180	20,424	17,040
Gross profit	40,191	31,487	29,196	28,117	24,707
Operating expenses:					
Sales and marketing	13,036	11,494	12,654	11,737	9,241
Research and development	7,553	4,252	3,159	2,722	2,201
General and administrative	11,230	9,864	8,153	7,008	6,447
Other operating costs	—	—	250	—	—
Litigation and other related	—	—	7,786	307	126
Total operating expenses	31,819	25,610	32,002	21,774	18,015
Income (loss) from operations	8,372	5,877	(2,806)	6,343	6,692
Interest and other income, net	923	243	334	438	449
Income (loss) before taxes	9,295	6,120	(2,472)	6,781	7,141
Provision (benefit) for income taxes(2)	3,661	1,972	(11,179)	(3,934)	289
Income from continuing operations	5,634	4,148	8,707	10,715	6,852
Loss from discontinued operations	—	—	—	(1,377)	(1,302)
Loss from sale of discontinued operations	—	—	—	(4,445)	—
Net income	$ 5,634	$ 4,148	$ 8,707	$ 4,893	$ 5,550
Income from continuing operations per share:					
Basic	$ 0.38	$ 0.29	$ 0.63	$ 0.79	$ 0.54
Diluted	$ 0.38	$ 0.29	$ 0.61	$ 0.76	$ 0.50
Loss from discontinued operations per share:					
Basic	$ 0.00	$ 0.00	$ 0.00	$ (0.43)	$ (0.10)
Diluted	$ 0.00	$ 0.00	$ 0.00	$ (0.41)	$ (0.10)
Net income per share:					
Basic	$ 0.38	$ 0.29	$ 0.63	$ 0.36	$ 0.44
Diluted	$ 0.38	$ 0.29	$ 0.61	$ 0.35	$ 0.40
Shares used to compute net income per share(3):					
Basic	14,687	14,295	13,922	13,551	12,658
Diluted	15,013	14,472	14,235	14,077	13,730

	Year Ended March 31,(1)				
	2006	2005	2004	2003	2002
	(In thousands)				
Balance Sheet Data:					
Cash, cash equivalents and marketable securities and long term investments	$ 42,676	$ 33,468	$ 23,602	$ 26,081	$ 22,107
Working capital	37,290	33,578	23,986	22,579	20,848
Total assets	80,702	74,121	63,230	52,012	42,751
Accumulated deficit	(19,098)	(24,732)	(28,880)	(37,587)	(42,480)
Shareholders' equity	74,132	66,592	57,278	44,728	36,721

(1) Our fiscal year is a 52-53 week period ending on the last Friday in March. Fiscal year 2006 referenced in this Annual Report on From 10-K consisted of 53 weeks and fiscal years 2005, 2004, 2003 and 2002 referenced in this Annual Report on Form 10-K consisted of 52 weeks. For convenience, we have indicated in this Annual Report on Form 10-K that our fiscal year ends on March 31 and refer to the fiscal year ending March 31, 2006 as fiscal year 2006, March 25, 2005 as fiscal year 2005, March 26, 2004 as fiscal year 2004, March 28, 2003 as fiscal year 2003, and the fiscal year ending March 29, 2002 as fiscal year 2002.

(2) Benefit for income taxes in fiscal years 2004 and 2003 includes a $10.2 million and $4.2 million, respectively, gain from a net deferred income tax benefit which resulted from the reversal of a portion of the valuation allowance previously established for deferred tax assets, primarily net operating losses.

(3) See Note 1 of Notes to Financial Statements for an explanation of the shares used to compute net income per share.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Introduction

Management's discussion and analysis of financial condition and results of operation, or MD&A, is provided as a supplement to the accompanying financial statements and footnotes contained in Item 15 of this report and provides an understanding of our results of operation, financial condition and changes in financial condition. This discussion contains forward-looking statements. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry, and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, performance or achievement to be materially different from any future results, levels of activity, performance or achievements expressed or implied in or contemplated by the forward-looking statements. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of selected factors, including those set forth in "Item 1A: Risk Factors" beginning on page 17 in this document. MD&A is organized as follows:

- *Overview.* This section provides a general description and recent history of our business.
- *Results of operations.* This section provides our analysis and outlook for the significant line items on our statements of operations.
- *Liquidity and capital resources.* This section provides an analysis of our liquidity and cash flows, as well as a discussion of our commitments that existed as of March 31, 2006.
- *Critical accounting policies.* This section discusses those accounting policies that both are considered important to our financial condition and results of operations, and require us to exercise subjective or complex judgments in their application. In addition, all of our significant accounting policies, including our critical accounting policies, are summarized in Note 1 to our financial statements.
- *Recent accounting pronouncements.* This section describes the issuance and effects of new accounting pronouncements.

Overview

We are a medical device company that develops, manufactures and markets products that perform diagnostic testing at sites outside of traditional hospital and clinical laboratories to assist in the assessment of the risk of heart disease, diabetes and certain liver diseases and in the monitoring of therapy to treat those diseases. Our products are sold worldwide. Our primary market is the physician laboratory market, which consists of approximately 111,000 sites that are registered with the Centers for Medicare & Medicaid Services ("CMS"), approximately 53,000 of which are registered to perform only tests that have been waived under CLIA.

Our corporate headquarters is located in Hayward, California. All of our manufacturing, research, regulatory and administrative activities are conducted at this location. We sell our products through a worldwide network of over 85 distributors. We have 21 regional sales managers who coordinate and work with our distribution partners to identify and promote sales of our products. We also employ 13 field technical service representatives who are responsible for field customer service and customer retention initiatives within our existing installed base of products.

Recent Events

We have experienced recent significant developments and are monitoring certain events that may have an impact on our company, including the following:

- In June 2005, we announced that we had been granted a patent by the U.S. Patent Office (6,881,581) and the European Patent Office (EP 1,329,724) for a new method of measuring HDL in human blood. We believe that this patent provides a very different approach than those of other existing patents describing the measurement of HDL and that this patent also permits the development of the Cholestech LDX Lipid/ALT cassette by preventing the interference of the HDL chemistry with the ALT assay on the same cassette.
- In June 2005, we announced that the Cholestech LDX® System had been certified by the Cholesterol Reference Method Laboratory Network. This certification validates that the system consistently meets the gold standard for accuracy and reproducibility developed by the Centers for Disease Control and Prevention for the measurement of total cholesterol and HDL cholesterol consistent with NCEP analytical goals.
- In September 2005, we announced the shipment of the first orders for the Cholestech LDX® hs-CRP diagnostic test. C-reactive protein (CRP) is a systemic marker of inflammation. The hs-CRP test is used to detect low level increases in CRP in apparently healthy individuals. These increases are due to more subtle forms of inflammation, such as inflammation in the blood vessels, and cannot be detected using conventional CRP assays. This important diagnostic test expands the utility of the LDX and enables us to continue our strategy of leveraging our LDX installed base with additional new tests.
- In October 2005, we announced that we are partnering with AstraZeneca, a leading pharmaceutical company. We are providing a high sensitivity C-Reactive Protein (hs-CRP) test for the Cholestech LDX® System to rapidly pre-screen patients for eligibility to participate in a global multi-site clinical study, sponsored by AstraZeneca. The AstraZeneca clinical trial is designed to investigate the effect of a statin in the primary prevention of cardiovascular events in patients with normal to low cholesterol levels but elevated hs-CRP. CRP is a systemic marker of inflammation. The hs-CRP test is used to detect low-level increases of CRP in apparently healthy individuals. These increases are due to more subtle forms of inflammation, such as inflammation in the blood vessels, and cannot be detected using conventional CRP assays. Although we earned incremental revenue during the year in connection with this arrangement, the timing and level of market acceptance of the hs-CRP test are still uncertain.
- In November 2005, we announced that we signed a definitive agreement with Boule. Under the terms of the agreement, we will collaborate with Boule on the development and commercialization of a point of care CBC system, designed for waiver CLIA. We will receive exclusive distribution rights covering all human applications in the United States and Canada. For these and other rights, we paid $2.5 million upon signing, and will pay $500,000 upon receipt of FDA 510(k) clearance and $1.0 million upon receipt of waiver under CLIA. We currently anticipate commercializing the CBC system in late calendar 2007 or early 2008. Currently, there are no CLIA-waived CBC systems in use in the United States and it is expected that this could be the first. The initial $2.5 million payment was expensed during the quarter ending December 23, 2005 as the project is still in the development stage and feasibility has not been established.

Results of Operations

Comparison of Fiscal Years Ended March 31, 2006 and March 25, 2005

	Fiscal Year Ended					
	March 31, 2006		March 25, 2005			
	Amount	% of Sales	Amount	% of Sales	Amount of Increase (Decrease)	Percentage Increase (Decrease)
Revenue	$ 64,093	100%	$ 52,877	100%	$ 11,216	21%
Cost of revenue	23,902	37	21,390	40	2,512	12
Gross profit	40,191	63	31,487	60	8,704	28
Operating expenses						
Sales and marketing	13,036	20	11,494	22	1,542	13
Research and development	7,553	12	4,252	8	3,301	78
General and administrative	11,230	18	9,864	18	1,366	14
Total operating expenses	31,819	50	25,610	48	6,209	24
Income from operations	8,372	13	5,877	12	2,495	42
Interest and other income, net	923	1	243	—	680	280
Provision for income taxes	3,661	6	1,972	4	1,690	86
Net income	$ 5,634	9%	$ 4,148	8%	$ 1,486	36%

Revenue. Our total revenue increased 21% to $64.1 million in fiscal year 2006 from $52.9 million in fiscal year 2005 due primarily to increased sales of single-use test cassettes. In addition, revenue for our LDX analyzer remained relatively consistent with fiscal year 2005, as our strong domestic sales of the LDX analyzer were offset by a decrease in international analyzer sales. Revenue for our GDX analyzer and related single-use test cartridges decreased 6% in fiscal year 2006. The decline in GDX and related product revenue related to our continued focus on our core LDX business.

Domestic revenue for fiscal year 2006 increased $10.5 million, or 23% to $56.1 million from $45.6 million in fiscal year 2005. Most of the increase in domestic revenue related to revenue from single-use test cassettes which increased $8.8 million, or 23%, to $47.9 million for fiscal year 2006 from $39.1 million for fiscal year 2005. Revenue for the LDX analyzer increased $0.6 million, or 34%, to $2.5 million for fiscal year 2006 from $1.9 million for fiscal year 2005. We expect domestic LDX related revenue for fiscal year 2007 to increase due to the release of new test cassettes and increased testing on our installed base due to the screening of lipids for the Medicare population. Additionally, domestic revenue for our GDX analyzer and related single-use test cartridges decreased $0.3 million, or 19%, to $1.3 million for fiscal year 2006 from $1.6 million for fiscal year 2005. The decline in GDX and related product revenue related to our decision to de-emphasize those products in order to focus on our core LDX business.

International revenue decreased 10% in fiscal year 2006 from fiscal year 2005. International revenue is primarily related to pharmaceutical promotional programs which tend to occur in irregular patterns and are difficult to forecast. Sales of single-use test cassettes, which increased 25% in fiscal year 2006, were offset by a 45% decrease in LDX analyzer revenue for the same period. Additionally, international revenue for our GDX and related products increased 56% in fiscal year 2006.

Cost of Revenue. Cost of revenue includes direct labor, direct material, overhead and royalties. Our cost of revenue increased 12% to $23.9 million for fiscal year 2006 from $21.4 million for fiscal year 2005. The increase in cost of revenue related primarily to additional products shipped in support of the 21% increase in revenue during fiscal year 2006 over the prior fiscal year. As a percentage of sales, the gross margins were 63% and 60% for fiscal year 2006 and fiscal year 2005, respectively. The improvement in gross margin related to higher average selling prices and the continued shift in product mix toward single-use cassettes, which are our highest margin products. In addition, continued efficiencies in the manufacturing process have contributed to the margin increase. During fiscal year 2007, we anticipate factory spending will continue to increase at a rate lower than the increase in unit production as we improve manufacturing efficiency through increased production and cost control.

We have licensed certain technology used in some of our products. One royalty agreement, which expired in March 2006, required us to pay a royalty of 2% on net sales of single use test cassettes. In December 2003, as part of a settlement agreement with Roche, we entered into another royalty agreement that applies to only the HDL portion of cholesterol test cassettes we sell. This agreement was effective as of December 1, 2003 and expires on December 3, 2013. Royalty payments are charged to cost of revenue as incurred.

Operating Expenses

Sales and Marketing. Sales and marketing expenses include salaries, commissions, bonuses, expenses for outside services, marketing programs and travel expenses. Sales and marketing expenses increased $1.5 million, or 13%, to $13.0 million for fiscal year 2006 from $11.5 million for fiscal year 2005. The increase is mainly attributable to increased compensation for achievement of revenue goals. Additionally, there was increased spending for trade shows and distributor relations during fiscal year 2006. As a percent of total revenue, sales and marketing expenses were 20% and 22% for fiscal year 2006 and 2005, respectively. We expect that our sales and marketing expenses will increase slightly as a percentage of revenue in fiscal year 2007.

Research and Development. Research and development expenses include salaries, bonuses, professional consulting service expenses, supplies and depreciation of capital equipment. Research and development expenses increased $3.3 million, or 78%, to $7.6 million for fiscal year 2006 from $4.3 million for fiscal year 2005. The increased spending related primarily to the $2.5 million payment to Boule as part of the development and distribution agreement entered into in November 2005. Additionally, a one-time severance payment to the former VP of Development contributed to the increased spending for fiscal year 2006. As a percent of total revenue, research and development expenses were 12% and 8% for fiscal year 2006 and 2005, respectively. We expect that our research and development expenses will decrease as a percentage of revenue in fiscal year 2007.

General and Administrative. General and administrative expenses include compensation, benefits and expenses for outside professional services, including information services, legal and accounting. General and administrative expenses increased $1.4 million, or 14%, to $11.2 million for fiscal year 2006 from $9.9 million for fiscal year 2005. The increase resulted from higher compensation related to achievement of management goals and increased headcount. As a percent of total revenue, general and administrative expenses were 18% and 18% for fiscal year 2006 and fiscal year 2005, respectively. We expect that our general and administrative expenses will remain consistent as a percentage of revenue in fiscal year 2007.

Interest and Other Income, Net. Interest income and other income, net reflects income from the investment of cash balances and marketable securities, net of expenses. Interest income increased 280% to $923,000 in fiscal year 2006 from $243,000 in fiscal 2005. The increase was primarily attributable to an increase in cash and marketable securities and an increase in interest rates during fiscal year 2006.

Income Taxes. For fiscal year 2006, we recorded a provision for income taxes of $3.7 million for an effective tax rate of 39.4%. The effective tax rate represents the federal tax at the statutory rate and the average statutory rate for all jurisdictions in which we are subject to income tax. The effective tax rate was 32.2% in fiscal year 2005 due to a benefit relating to a California manufacturers' investment credit. We expect to use net operating loss carryforwards ("NOL") and other tax carryforwards to the extent taxable income is earned in fiscal year 2007 and beyond. As of March 31, 2006, we had NOL carryforwards of $33.5 million available to reduce future taxable income for federal income tax purposes.

Comparison of Fiscal Years Ended March 25, 2005 and March 26, 2004

	Fiscal Year Ended					
	March 25, 2005		March 26, 2004			
	Amount	% of Sales	Amount	% of Sales	Amount of Increase (Decrease)	Percentage Increase (Decrease)
Revenue	$ 52,877	100 %	$ 52,376	100 %	$ 501	1 %
Cost of revenue	21,390	40	23,180	44	(1,790)	(8)
Gross profit	31,487	60	29,196	56	2,291	8
Operating expenses						
Sales and marketing	11,494	22	12,654	24	(1,160)	(9)
Research and development	4,252	8	3,159	6	1,093	35
General and administrative	9,864	18	8,153	16	1,711	21
Other operating costs	—	—	250	—	(250)	(100)
Legal and other related	—	—	7,786	15	(7,786)	(100)
Total operating expenses	25,610	48	32,002	61	(6,392)	(20)
Income (loss) from operations	5,877	12	(2,806)	(5)	8,683	309
Interest and other income, net	243	—	334	1	(91)	(27)
Provision (benefit) for income taxes	1,972	4	(11,179)	(21)	13,151	(118)
Net income	$ 4,148	8%	$ 8,707	17%	$ (4,559)	(52)%

Revenue. Our total revenue increased 1% to $52.9 million in fiscal year 2005 from $52.4 million in fiscal year 2004 due primarily to increased sales of single-use test cassettes, which was offset by decreased sales in the first quarter of fiscal year 2005 due to our decision to eliminate quarter end discounts on large volume purchases by its distribution partners. Revenue for our LDX analyzer decreased 18% in fiscal year 2005. The revenue decline was attributable to a promotion earlier in the year in which certain end-users were provided a free LDX when they purchased a predetermined number of single-use test cassettes from our distribution partners.

Revenue for our GDX analyzer and related single-use test cartridges decreased 33% in fiscal year 2005. The decline in GDX and related product revenue related to our decision to de-emphasize those products in order to focus on our lipid and products under development and business in light of Medicare reimbursement for cholesterol and diabetes screening, which can be performed on the LDX.

Domestic revenue for fiscal year 2005 increased $0.6 million, or 1% to $45.6 million from $45.0 million in fiscal year 2004. On October 1, 2004, we increased our domestic list price for all of our LDX related products by 3%, which increased domestic LDX revenue by approximately $750,000. Most of the increase in domestic revenue related to revenue from single-use test cassettes which increased $1.8 million, or 5%, to $39.1 million for fiscal year 2005 from $37.3 million for fiscal year 2004. Revenue for the LDX analyzer decreased $0.9 million, or 33%, to $1.9 million for fiscal year 2005 from $2.8 million for fiscal year 2004. Additionally, domestic revenue for our GDX analyzer and related single-use test cartridges decreased $0.6 million, or 26%, to $1.6 million for fiscal year 2005 from $2.2 million for fiscal year 2004. The decline in GDX and related product revenue related to our decision to de-emphasize those products in order to focus on our lipid and pending products and business in light of Medicare reimbursement for cholesterol and diabetes screening which can be performed on the LDX.

International revenue decreased 2% in fiscal year 2005 from fiscal year 2004. The decrease was primarily related to a reduction of orders from pharmaceutical companies in Latin America. International revenue is primarily to related pharmaceutical promotional programs which tend to occur in irregular patterns and are difficult to forecast. Most of the decline related to the sale of single-use test cassettes, which decreased 3% in fiscal year 2005. This was offset by LDX revenue which increased 21% for the same period. Additionally, international revenue for our GDX and related products decreased 57% in fiscal year 2005.

Cost of Revenue. Cost of revenue includes direct labor, direct material, overhead and royalties. Our cost of revenue decreased $1.8 million, or 8%, to $21.4 million in fiscal year 2005 from $23.2 million in fiscal year 2004. As a percentage of sales, the gross margins were 60% and 56% for fiscal year 2005 and fiscal year 2004, respectively. The improvement in gross margin related to the shift in product mix toward single-use cassettes, which are our highest margin products. Factory spending decreased 2% for fiscal year 2005 compared to fiscal year 2004. In addition, inventory scrap decreased by $1.0 million due to improvements in the manufacturing process and controls, which improved the yield during the production of single-use test cassettes. A 3% price increase on domestic LDX and related products, increased margins by approximately $750,000 or 1%.

We have licensed certain technology used in some of our products. One ongoing royalty agreement, which expires in calendar year 2006, requires us to pay a royalty of 2% on net sales of single use test cassettes. In December 2003, as part of a settlement agreement with Roche, we entered into another royalty agreement that applies to only the HDL portion of cholesterol test cassettes we sell. This agreement was effective as of December 1, 2003 and expires on December 3, 2013. Royalty spending in fiscal year 2005 increased by $1 million, or 80%, from fiscal year 2004 due to the agreement with Roche relating to HDL products. Royalty payments are charged to cost of revenue as incurred.

Operating Expenses

Sales and Marketing. Sales and marketing expenses include salaries, commissions, bonuses, travel and expenses for outside services related to marketing programs. Sales and marketing expenses decreased $1.2 million, or 9%, to $11.5 million for fiscal year 2005 from $12.7 million for fiscal year 2004. A decline of $1.3 million in product marketing expenses, including product sample, advertising and market research, was the primary reason for the decrease. Additionally, travel costs decreased by $337,000. This was partially offset by wages, commissions and related costs which increased by $479,000 and employee costs, including recruiting and relocation, which increased by $225,000. As a percent of total revenue, sales and marketing expenses were 22% and 24% for fiscal year 2005 and fiscal year 2004, respectively.

Research and Development. Research and development expenses include salaries, bonuses, professional consulting service expenses, supplies and depreciation of capital equipment. Research and development expenses increased $1.1 million, or 35%, to $4.3 million for fiscal year 2005 from $3.2 million for fiscal year 2004. The increased spending related primarily to higher headcount and associated wages, benefits and allocated facilities, which were connected to new product development. Outside consultants costs related to new product development also increased. As a percent of total revenue, research and development expenses increased to 8% for fiscal year 2005 from 6% for fiscal year 2004.

General and Administrative. General and administrative expenses include compensation, benefits and expenses for outside professional services, including information services, legal and accounting. General and administrative expenses increased $1.7 million, or 21%, to $9.9 million for fiscal year 2005 from $8.2 million for fiscal year 2004. This increase was primarily attributable to a $836,000 increase in costs associated with outside professional services and consulting, including accounting support, which primarily related to compliance cost for the Sarbanes-Oxley Act of 2002. Additionally, bonuses and other benefit related costs increased $1.2 million relating to obtaining management goals, higher benefit cost structure and increased headcount. This increase was offset by lower insurance premiums including directors and officers' liability insurance premiums, which decreased $328,000. As a percent of total revenue, general and administrative expenses increased to 18% for fiscal year 2005 from 16% for fiscal year 2004.

Other Operating Costs. For fiscal year 2004, other operating costs were $250,000, with no corresponding costs for fiscal year 2005. This cost related to the write-off of an option to purchase a patent which we determined no longer had an economic value.

Litigation and Other Related. Our litigation and other related expenses included professional consulting fees, court related costs and other fees relating to Roche litigation. These costs were $7.8 million in fiscal year 2004 with no corresponding expense in fiscal year 2005. These costs are related to our settlement with Roche in connection with ongoing patent infringement litigation. Pursuant to the settlement agreement, which serves as a basis for the dismissal of all patent litigation between us and Roche on a worldwide basis, we made a lump sum payment of $7.0 million to Roche on December 30, 2003.

Interest and Other Income, Net. Interest income and other income, net reflects income from the investment of cash balances and marketable securities, net of expenses. Interest and other income, net, decreased 27% to $243,000 in fiscal year 2005 from $334,000 in fiscal 2004. Loss from the sale of marketable securities was $18,000 during fiscal year 2005 compared to a gain of $121,000 in fiscal year 2004.

Income Taxes. For fiscal year 2005, we recorded a provision for income taxes of $2.0 million for an effective tax rate of 32.2%. The effective tax rate is less than the applicable federal and state tax rates due to a benefit relating to a California manufacturers' investment credit and research and development credits. The income tax benefit of $11.2 million recorded in fiscal year 2004, primarily related to the release of the valuation allowance previously established for our net operating losses. As of March 25, 2005, we had NOL carryforwards of $42.6 million available to reduce future taxable income for federal income tax purposes and $2.7 million for state tax purposes.

Liquidity and Capital Resources

Cash flow information for the two years ended March 31, 2006 and March 25, 2005 was as follows (in thousands):

	Mar 31, 2006	Mar 25, 2005
Cash, cash equivalents, and marketable securities	$ 42,676	$ 33,468
Net cash provided by operating activities	10,718	10,242
Net cash used in investing activities	(9,478)	(11,432)
Net cash provided by financing activities	1,617	2,992
Net increase in cash and cash equivalents	$ 2,857	$ 1,802

We have financed our operations primarily through the sale of equity securities, including employee stock option exercises, and net cash provided by operations. In addition, we have available a $4.0 million revolving bank line of credit agreement which was renewed in September 2005 and will expire in September 2008. While the agreement is in effect, we are required to deposit assets with a collective value, as defined in the line of credit agreement, equivalent to no less than 100% of the outstanding principal balance. Amounts outstanding under the line of credit bear interest at either our choice of 0.5% below the bank's prime rate or 1.00% above the LIBOR rate, depending on the payment schedule. We did not borrow under this line of credit during fiscal year 2006. As a result, there were no limitations on our deposited assets.

Cash Provided by Operating Activities. The net cash provided by operations increased $0.5 million to $10.7 million for fiscal year 2006. Net cash provided by operations was primarily attributable to net income of $5.6 million and $6.2 million of non-cash adjustments, including depreciation and deferred taxes. In addition, inventories decreased $1.1 million while accounts receivable, prepaid expenses and other current and long-term assets increased $1.2 million. Accounts payable and accrued expenses decreased $1.5 million.

The net cash provided by operations increased $11.4 million to $10.2 million for fiscal year 2005. Net cash provided by operations was primarily attributable to net income of $4.1 million and $4.9 million of non-cash adjustments, including depreciation and deferred taxes. Accounts receivable decreased $1.4 million due to a more consistent distribution of revenue within the fiscal year related to the end of quarter end discounts to distribution partners. This was offset by a $2.2 million increase in inventory due to anticipation of increased sales volumes.

Cash Used in Investing Activities. Investing activities resulted in the net use of $9.5 million of cash during fiscal year 2006. Spending on additional manufacturing and computer equipment, facilities improvements and software accounted for $2.6 million of capital expenditures, as well as an additional $500,000 for a license fee. Net purchases of marketable securities during the year used an additional $6.4 million in cash. During fiscal year 2007, we intend to invest approximately $4.9 million in capital purchases of manufacturing equipment, office and computer equipment and tenant improvements.

Investing activities resulted in the net use of $11.4 million of cash during fiscal year 2005. Spending on additional manufacturing equipment, facilities improvements and software accounted for $3.1 million of capital improvements, as well as an $8.3 million net purchase of marketable securities during the year.

Cash Provided by Financing Activities.

Cash provided by financing activities for fiscal years 2006 and 2005, relate to the issuance of common stock pursuant to the employee stock incentive and employee stock purchase plans. During fiscal years 2006 and 2005 we raised $1.6 million and $3.0 million, respectively, from the two programs. The amount raised in the future will depend on the market value of our common stock, the prices of the incentive options and the purchase price relating to the employee stock purchase plan.

Contractual Obligations

The following summarizes our contractual obligations as of March 31, 2006, and the effect such obligations are expected to have on our liquidity and cash flow in future periods is (in thousands):

	Payments Due by Period				
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Operating lease obligations(1)	$ 1,115	$ 1,767	$ 1,940	$ 2,899	$ 7,721
Purchase obligations	104	65	—	—	169
Total	$ 1,219	$ 1,832	$ 1,940	$ 2,899	$ 7,890

(1) This represents the minimum payments due under lease obligations.

We expect that cash generated from our projected revenue, existing cash, cash equivalents and marketable securities and proceeds from the exercise of employee stock options will enable us to maintain our current and planned core operations for at least the next 12 months. Excluding the Roche settlement in fiscal year 2004, we have achieved positive net cash provided by operations for fiscal years 2001 through 2006, and we expect to continue to generate cash from operations for the foreseeable future.

In our efforts to grow, we are looking to acquire technologies which could complement our current product offering. However, should we acquire such technologies we may need to use a significant amount of cash which could cause us to need to raise funds from debt or equity offerings. In the event that we would need additional financing for the operation of our business, we can draw upon our existing $4.0 million line of credit which would require us to maintain cash and investments as collateral. However, we may be required to finance any additional requirements through additional equity, debt financing or credit facilities. We may not be able to obtain additional financings or credit facilities, or if these funds are available, they may not be available on satisfactory terms.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Quarterly Financial Data

	Quarter Ended							
	Mar. 31, 2006	**Dec. 23, 2005**	**Sept. 23, 2005**	**June 24, 2005**	**Mar. 25, 2005**	**Dec. 24, 2004**	**Sept. 24, 2004**	**June 25, 2004**
	(In thousands, except share data) (Unaudited)							
Revenue	$17,577	$16,165	$15,286	$15,065	$15,214	$14,573	$13,537	$ 9,553
Gross profit	11,224	10,054	9,320	9,593	9,323	8,802	7,813	5,549
Net income (loss)	$ 2,105	$ 321	$ 1,616	$ 1,592	$ 1,810	$ 1,679	$ 1,005	$ (345)
Earnings (loss) per share:								
Basic	$ 0.14	$ 0.02	$ 0.11	$ 0.11	$ 0.13	$ 0.12	$ 0.07	$ (0.02)
Diluted	$ 0.14	$ 0.02	$ 0.11	$ 0.11	$ 0.12	$ 0.12	$ 0.07	$ (0.02)

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses and disclosures at the date of the financial statements. On an ongoing basis, we evaluate our estimates, including those related to accounts receivable, inventories and income taxes. We use authoritative pronouncements, historical experience and other assumptions as the basis for making estimates. Actual results could differ from these estimates.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenue from product sales when there is pervasive evidence that an arrangement exists, title has transferred to our customers, the price is fixed and determinable and collection is reasonably assured. Provisions for discounts to customers, returns or other adjustments are recorded as a reduction of revenue and provided for in the same period that the related product sales are recorded based upon analyses of historical discounts and returns. We recognize revenue associated with service contracts upon completion of the services to be performed under contract when all obligations are satisfied, and collection is reasonably assured. If all conditions to recognize revenue are not met, we are required to defer revenue recognition.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based primarily on analysis of historical trends and experience. We review the allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required, which could adversely affect our operating results. The allowance for doubtful accounts was $198,000 and $173,000 as of March 31, 2006 and March 25, 2005, respectively.

Inventory Valuation

We state inventories at the lower of cost or market, cost being determined using standard costs which approximates the first-in, first-out (FIFO) method. We establish provisions for excess, obsolete and unusable inventories after evaluation of historical sales, forecasted sales, product expiration and current inventory levels. If the market value of our products decline, the demand for our products decline, or if a significant amount of material were to become unusable our operating results could be adversely affected. The inventory reserve was $144,000 and $429,000 as of March 31, 2006 and March 25, 2005, respectively.

Income Taxes

We use the asset and liability method of accounting for income taxes, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial reporting and income tax bases of assets and liabilities. We continually review our deferred tax asset to determine if a valuation allowance is required, primarily based on its estimates of future taxable income. Changes in our assessment of the need for a valuation allowance could give rise to a valuation allowance and an expense in the period of the change.

Stock Based Compensation

We account for stock-based employee compensation arrangements in accordance with provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and comply with the disclosure provision of *Statement on Financial Accounting Standards*, "SFAS", No. 123, *Accounting for Stock-based Compensation* ("SFAS 123") as amended by SFAS No. 148, *Accounting for Stock-based Compensation Transition and Disclosure*. The pro forma disclosure of the difference between compensation expense included in net income and the related cost measured by the fair value method is presented in Note 1 to the financial statements included in this Annual Report on Form 10-K. If we were to include the cost of stock-based employee compensation in the financial statements, our operating results would decline based on the fair value of the stock-based employee compensation. The fair market value used to determine the amount of compensation is based on several estimates including expected stock volatility, expected life of grant and expected employee turnover.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151, "Inventory Costs — an amendment of ARB No. 43" ("SFAS 151"), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS 151 requires idle facility expenses, freight, handling costs and wasted material (spoilage) costs to be recognized as current period charges. It also requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect this standard to have a material impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") which requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our statements of income. In March 2005, the SEC released Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB No. 107") relating to the adoption of SFAS 123(R). Beginning in the first quarter of fiscal year 2007, we will adopt SFAS 123(R) under the modified prospective transition method using the Black-Scholes pricing model. Under the new standard, our estimate of compensation expense will require a number of complex and subjective assumptions including our stock price volatility, employee exercise patterns (expected life of the options), future forfeitures and related tax effects. During the first quarter of fiscal year 2007, we will begin recording the fair value of our share-based compensation in our financial statements in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment (Revised 2004)." Although the adoption of SFAS 123(R) will have no adverse impact to our balance sheet and cash flows, it will adversely affect our net profit (loss) and earnings (loss) per share.

In October 2005, the FASB issued Financial Statement of Position ("FSP") FAS 123(R)-2, "Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)" ("FSP 123(R)-2"). FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS No. 123(R). In accordance with this standard a grant date of an award exists if a) the award is unilateral grant and b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. We will adopt this standard when we adopt FAS 123(R) beginning in the first quarter of fiscal year 2007, and we do not expect it will have a material impact on our financial position, results of operations or cash flows.

In November 2005, the FASB issued FSP FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" ("FSP 123(R)-3"). FSP 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and simplified method to determine the subsequent impact the accumulated paid-in capital pool employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R). We are currently evaluating this transition method.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154). SFAS No. 154 is a replacement of Accounting Principles Board Opinion No. 20 and SFAS No. 3. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 also addresses the reporting of a correction of an error by restating previously issued financial statements. SFAS No 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not believe that it will have a material impact on our financial position, results of operations or cash flows.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1 and 124-1"), which clarifies when an investment is considered impaired, whether the impairment is other-than-temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of the other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 are effective for all reporting periods beginning after December 15, 2005. At March 31, 2006, we have no unrealized investment losses that had not been recognized as other-than-temporary impairments in our available-for-sale securities. We do not anticipate that the implementation of these statements will have a significant impact on our financial position, results of operations or cash flows.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative Disclosures

Our exposure to market risks is inherent in our operations, primarily to interest rates relating to our investment portfolio.

We are subject to interest rate risks on cash and cash equivalents, available for sale marketable securities and any future financing requirements. Interest rate risks related to marketable securities are managed by managing maturities in our marketable securities portfolio.

Generally we hold our marketable securities until maturity. These securities have maturity dates that do not exceed fiscal year 2008 and have predominately fixed interest rates. We have concluded that the income on our investments would not be significantly impacted by short term changes in interest rates. When the securities mature and the principal is reinvested, the yield will reflect the market conditions at that time. Fluctuations in short-term interest rates may change the fair market value of our investments; however, as the marketable securities approach maturity, the fair value will approximate our cost basis.

In fiscal year 2005 we used forward exchange contracts to manage a portion of the foreign currency exposures arising from inventory purchases and accounts payable denominated in foreign currencies. There was no gain or loss recorded in the period from hedge ineffectiveness or from forecasted transactions no longer expected to occur. We do not enter into foreign exchange forward contracts for trading purposes. As of March 31, 2006, we had no outstanding forward contracts.

The following table presents the future principal cash flows or amount and related weighted average interest rates expected by year for our existing cash and cash equivalents, marketable securities and long-term marketable securities.

	Fiscal Year			
	2007	2008	Total	Fair Value
	(In thousands)			
Cash, cash equivalents	$ 7,161	$ —	$ 7,161	$ 7,161
Short-term marketable securities	$ 21,071	—	$ 21,071	$ 21,071
Weighted average interest rate	3.86%	—	—	—
Long-term marketable securities	$ —	$ 14,444	$ 14,444	$ 14,444
Weighted average interest rate	—	4.36%	—	—

Qualitative Disclosures

Our primary interest rate risk exposures relate to:

- available for sale securities will fall in value if market interest rates increase; and
- the impact of interest rate movements on our ability to obtain adequate financing to fund future operations.

We have the ability to hold a significant portion of the fixed income investments until maturity and therefore would not expect the operating results or cash flows to be affected to a significant degree by a sudden change in market interest rates on our short and long term marketable securities portfolio.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our financial statements and the independent accountants' report appear on pages 53 to 74 of this Annual Report. See Item 15 for an index of financial statements and supplementary data.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Our principal executive and financial officers evaluated our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, our principal executive and financial officers concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officers as appropriate to allow timely decisions regarding required disclosures, and that such information is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting during the quarter ended March 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for Cholestech. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

To evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management conducted an assessment, including testing, using the criteria in *Internal Control — Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on their assessment, management concluded that we maintained effective internal control over financial reporting as of March 31, 2006, based on criteria in *Internal Control — Integrated Framework* issued by the COSO. Management's assessment of the effectiveness of our internal control over financial reporting as of March 31, 2006, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item concerning our directors is incorporated by reference from the sections captioned *"Proposal One — Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" contained in* our Proxy Statement related to the 2006 Annual Meeting of Shareholders to be held August 16, 2006, to be filed by us within 120 days of the end of our fiscal year pursuant to General Instruction G(3) of Form 10-K (the "Proxy Statement"). Certain information required by this item concerning executive officers is set forth in Part I of this Annual Report under "Business — Executive Officers".

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the section captioned "Executive Compensation and Other Matters" and "Corporate Governance" contained in our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference from the section captioned "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" contained in our Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference from the sections captioned "Compensation Committee Interlocks and Insider Participation" and "Related Party Transactions" contained in our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference from the section captioned "Proposal Two — Ratification of Appointment of Independent Registered Public Accounting Firm" in our Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) *Financial Statements.*

The following financial statements are included in this Annual Report on Form 10-K:

- Report of Independent Registered Public Accounting Firm
- Balance Sheets at March 31, 2006 and March 25, 2005
- Statements of Operations for the years ended March 31, 2006, March 25, 2005, and March 26, 2004
- Statement of Changes in Shareholders' Equity for the years ended March 31, 2006, March 25, 2005, and March 26, 2004
- Statements of Cash Flows for the years ended March 31, 2006, March 25, 2005, and March 26, 2004
- Notes to Financial Statements

  (a) (2) *Financial Statement Schedules.*

  Schedule II — Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(a)(3) *Exhibits.*

3.1(1)	Restated Articles of Incorporation of Registrant
3.2(2)	Bylaws of Registrant, as amended to date
4.2(3)	Amended and Restated Preferred Share Rights Agreement dated January 1, 2005 between Registrant and Computershare Investor Services, LLC, including the Certificate of Determination, the form of Rights Certificate and Summary of Rights attached thereto as Exhibits A, B and C, respectively
10.1(4)	1988 Stock Incentive Program, as amended, and forms of agreements thereto
10.3(2)	Standard Industrial Lease Agreement between Registrant and Sunlife Assurance Company of Canada dated October 22, 1989
10.3.1(5)	First Amendment to Standard Industrial Lease Agreement between Registrant and Sunlife Assurance Company of Canada dated April 1995
10.4(2)	Form of Indemnification Agreement between Registrant and its officers and its directors
10.17.1(6)	Revolving Line of Credit Note effective September 1, 2004 by and between Wells Fargo Bank and Registrant
10.17.2(25)	Amended Revolving Line of Credit Note effective September 1, 2005 by and between Wells Fargo Bank and Registrant.
10.20(7)	1997 Stock Incentive Program, as amended, and form of agreement thereto

10.21(8)	1999 Nonstatutory Stock Option Plan, as amended, and form of agreement thereto
10.25(9)	Employment Agreement between Registrant and Thomas E. Worthy dated August 6, 1999
10.26(9)	Employment Agreement between Registrant and Terry L. Wassmann dated March 28, 2000
10.29(10)	2000 Stock Incentive Program, as amended, and form of agreement thereto
10.29.1(24)	Form of 2000 Stock Incentive Program Notice of Grant of Stock Purchase Right
10.32(11)	Employment Agreement between Registrant and William W. Burke dated March 14, 2001
10.37(12)	Lease Agreement between Registrant and the BIV Group dated July 23, 2001
10.37.1(13)	Lease Agreement Addendum No. One by and between Registrant and BIV Group dated November 19, 2004
10.38(14)	2002 Employee Stock Purchase Plan and form of agreement thereto
10.39(15)	Stock Purchase Agreement dated December 23, 2002 between Registrant, WellCheck Inc. and ImpactHealth.com, Inc.
10.40(16)	Amended and Restated Severance Arrangement between Registrant and Warren E. Pinckert II dated June 14, 2001
10.40.1(16)	First Amendment to Amended and Restated Severance Arrangement between Registrant and Warren E. Pinckert II dated March 27, 2003
10.41(16)	Change of Control Severance Agreement between Registrant and Warren E. Pinckert II dated June 14, 2001
10.41.1(16)	First Amendment to Change of Control Severance Agreement between Registrant and Warren E. Pinckert II dated January 23, 2003
10.41.2 (17)	Amended and Restated Change of Control Severance Agreement between Registrant and Warren E. Pinckert II dated March 25, 2004
10.42(16)	Severance Agreement between Registrant and William W. Burke dated July 17, 2001
10.43(16)	Change of Control Severance Agreement between Registrant and William W. Burke dated July 21, 2001
10.43.1(16)	First Amendment to Change of Control Severance Agreement between Registrant and William W. Burke dated January 23, 2003
10.43.2 (17)	Amended and Restated Change of Control Severance Agreement between Registrant and William W. Burke dated March 25, 2004
10.46(16)	Severance Agreement between Registrant and Terry L. Wassmann dated July 17, 2001
10.46.1(16)	First Amendment to Severance Agreement between Registrant and Terry L. Wassmann dated January 23, 2003
10.47(16)	Change of Control Severance Agreement between Registrant and Terry L. Wassmann dated January 23, 2003

10.47.1(16) First Amendment to Change of Control Severance Agreement between Registrant and Terry L. Wassmann dated January 23, 2003

10.47.2 (17) Amended and Restated Change of Control Severance Agreement between Registrant and Terry L Wassmann dated March 25, 2004

10.48(16) Severance Agreement between Registrant and Thomas E. Worthy dated July 19, 2001

10.48.1(18) First Amendment to Severance Agreement between Registrant and Thomas E. Worthy dated October 10, 2003

10.50(16) Employment Agreement between Registrant and Donald P. Wood dated March 31, 2003

10.51(16) Severance Agreement between Registrant and Donald P. Wood dated April 1, 2003

10.51.1(18) First Amendment to Severance Agreement between Registrant and Donald P. Wood dated October 10, 2003

10.52(18) Change of Control Severance Agreement between Registrant and Donald P. Wood dated October 10, 2003

10.52.1(17) Amended and Restated Change of Control Severance Agreement between Registrant and Donald P. Wood dated March 25, 2004

10.54(18) Change of Control Severance Agreement between Registrant and Thomas E. Worthy dated October 10, 2003

10.54.1(17) Amended and Restated Change of Control Severance Agreement between Registrant and Thomas E. Worthy dated March 25, 2004

10.55(18) Change of Control Severance Agreement between Registrant and Kenneth F. Miller dated June 2, 2004

10.56(19) Severance Agreement between Registrant and John F. Glenn dated October 12, 2004

10.57(19) Change of Control Severance Agreement between Registrant and John F. Glenn dated October 12, 2004

10.58(6) Transition Agreement between Registrant and William W. Burke dated July 21, 2004

10.59(20) Change of Control Severance Agreement dated February 1, 2005 between Registrant and Barbara McAleer

10.60(20) Severance Agreement dated February 1, 2005 between Registrant and Barbara McAleer

10.61(21) Transition Agreement dated July 25, 2005 between Registrant and Thomas E. Worthy

10.62(22) Change of Control Severance Agreement between Registrant and Gregory L. Bennett dated December 7, 2005

10.63(22) Severance Agreement dated December 7, 2005 between Registrant and Gregory L. Bennett

10.64(23) OEM Agreement by and between Registrant and Boule Diagnostics International AB dated November 14, 2005

23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (see page 48)
31.1	Certification of Chief Executive Officer under Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
31.2	Certification of Chief Financial Officer under Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
32	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Incorporated by reference to exhibits filed with Registrant's Registration Statement on Form S-1 (No. 33-54300) as declared effective by the Securities and Exchange Commission on December 16, 1992.

(2) Incorporated by reference to exhibits filed with Registrant's Registration Statement on Form S-1 (No. 33-47603) as declared effective by the Securities and Exchange Commission on June 26, 1992.

(3) Incorporated by reference to exhibits filed with Registrant's Registration Statement on Form 8-A/A filed with the Securities and Exchange Commission on January 5, 2005.

(4) Incorporated by reference to exhibits filed with Registrant's Registration Statement on Form S-8 (No. 333-22475) as declared effective by the Securities and Exchange Commission on February 28, 1997.

(5) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

(6) Incorporated by reference to exhibit filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 24, 2004.

(7) Incorporated by reference to exhibits filed with Registrant's Registration Statement on Form S-8 (No. 333-38151) as declared effective by the Securities and Exchange Commission on October 17, 1997.

(8) Incorporated by reference to exhibits filed with Registrant's Registration Statement on Form S-8 (333-94503) as declared effective by the Securities and Exchange Commission on January 12, 2000.

(9) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2000.

(10) Incorporated by reference to exhibit filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 26, 2003.

(11) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the fiscal year ended March 30, 2001.

(12) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 28, 2001.

(13) Incorporated by reference to exhibits filed with Registrant's Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2004.

(14) Incorporated by reference to exhibits filed with Registrant's Registration Statement on Form S-8 (No. 333-98143) as declared effective by the Securities and Exchange Commission on August 15, 2002.

(15) Incorporated by reference to exhibits filed with Registrant's Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2003.

(16) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the fiscal year ended March 28, 2003.

(17) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the fiscal year ended March 26, 2004.

(18) Incorporated by reference to exhibit filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended December 26, 2003.

(19) Incorporated by reference to exhibits filed with Registrant's Report on Form 8-K filed with the Securities and Exchange Commission on October 14, 2004.

(20) Incorporated by reference to exhibits filed with Registrant's Report on Form 8-K filed with the Securities and Exchange Commission on February 2, 2005.

(21) Incorporated by reference to an exhibit filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 24, 2005.

(22) Incorporated by reference to exhibits filed with Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2005.

(23) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended December 23, 2005.

(24) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the fiscal year ended March 25, 2005.

(b) *Exhibits.*

See Item 15(a)(3) above.

(c) *Financial Statement Schedules.*

See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHOLESTECH CORPORATION

By: /s/ WARREN E. PINCKERT II
Warren E. Pinckert II
President, Chief Executive Officer and Director

Date: June 14, 2006

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Warren E. Pinckert II and John F. Glenn, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, to sign any and all amendments (including post-effective amendments) to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, or any of them, shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ WARREN E. PINCKERT II (Warren E. Pinckert II)	President, Chief Executive Officer and Director (Principal Executive Officer)	June 14, 2006
/s/ JOHN F. GLENN (John F. Glenn)	Vice President of Finance, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	June 14, 2006
/s/ JOHN H. LANDON (John H. Landon)	Director	June 14, 2006
/s/ MICHAEL D. CASEY (Michael D. Casey)	Director	June 14, 2006
/s/ JOHN L. CASTELLO (John L. Castello)	Director	June 14, 2006
/s/ ELIZABETH H. DAVILA (Elizabeth H. Davila)	Director	June 14, 2006
/s/ STUART HEAP (Stuart Heap)	Director	June 14, 2006
/s/ LARRY Y. WILSON (Larry Y. Wilson)	Director	June 14, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Cholestech Corporation:

We have completed integrated audits of Cholestech Corporation's March 31, 2006 and March 25, 2005 financial statements and of its internal control over financial reporting as of March 31, 2006 and an audit of its March 26, 2004 financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Financial statements and financial statement schedule

In our opinion, the financial statements listed in the index appearing under Item 15(a) (1), present fairly, in all material respects, the financial position of Cholestech Corporation at March 31, 2006 and March 25, 2005, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a) (2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in "Management's Report on Internal Control Over Financial Reporting" appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of March 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
June 13, 2006

CHOLESTECH CORPORATION

BALANCE SHEETS

	March 31, 2006	March 25, 2005
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 7,161	$ 4,304
Marketable securities	21,071	19,574
Accounts receivable, net	5,129	4,651
Inventories, net	7,525	8,356
Prepaid expenses and other assets	2,199	1,889
Deferred tax assets	775	2,333
Total current assets	43,860	41,107
Property and equipment, net	7,820	8,136
Intangible assets, net	492	40
Long-term marketable securities	14,444	9,590
Long-term deferred tax assets	13,736	15,248
Other long-term assets	350	—
Total assets	$ 80,702	$ 74,121
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 2,785	$ 4,259
Accrued payroll and benefits	3,544	2,984
Other liabilities	241	286
Total current liabilities	6,570	7,529
Commitments and contingencies (Note 4)		
Shareholders' equity:		
Preferred stock, no par value; 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, no par value; 25,000,000 shares authorized; 14,868,825 and 14,614,914 shares issued and outstanding at March 31, 2006 and March 25, 2005, respectively	94,015	91,681
Accumulated other comprehensive loss	(125)	(116)
Deferred compensation	(660)	(241)
Accumulated deficit	(19,098)	(24,732)
Total shareholders' equity	74,132	66,592
Total liabilities and shareholders' equity	$ 80,702	$ 74,121

See accompanying notes to financial statements.

CHOLESTECH CORPORATION

STATEMENTS OF OPERATIONS

	Fiscal Year Ended		
	March 31, 2006	March 25, 2005	March 26, 2004
	(In thousands, except per share data)		
Revenue	$ 64,093	$ 52,877	$ 52,376
Cost of revenue	23,902	21,390	23,180
Gross profit	40,191	31,487	29,196
Operating expenses:			
Sales and marketing	13,036	11,494	12,654
Research and development	7,553	4,252	3,159
General and administrative	11,230	9,864	8,153
Other operating costs	—	—	250
Litigation and other related	—	—	7,786
Total operating expenses	31,819	25,610	32,002
Income (loss) from operations	8,372	5,877	(2,806)
Interest and other income, net	923	243	334
Income (loss) before provision for income taxes	9,295	6,120	(2,472)
Provision (benefit) for income taxes	3,661	1,972	(11,179)
Net income	$ 5,634	$ 4,148	$ 8,707
Net income per share:			
Basic	$ 0.38	$ 0.29	$ 0.63
Diluted	$ 0.38	$ 0.29	$ 0.61
Shares used to compute net income per share:			
Basic	14,687	14,295	13,922
Diluted	15,013	14,472	14,235

See accompanying notes to financial statements.

CHOLESTECH CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Accumulated Other Comprehensive	Deferred	Accumulated	
	Shares	Amount	Income (Loss)	Compensation	Deficit	Total
	(In thousands, except share data)					
Balance at March 28, 2003	13,698,553	$ 82,242	$ 73	$ —	$ (37,587)	$ 44,728
Net income	—	—	—	—	8,707	8,707
Change in unrealized gain (loss) on available-for-sale securities	—	—	(66)	—	—	(66)
Change in future currency contracts	—	—	142	—	—	142
Comprehensive income						8,783
Issuance of Common Stock pursuant to employee stock purchase plan and exercise of stock options	396,522	2,044	—	—	—	2,044
Tax benefit on non-qualified stock options	—	1,723	—	—	—	1,723
Balance at March 26, 2004	14,095,075	86,009	149	—	(28,880)	57,278
Net income					4,148	4,148
Change in unrealized gain (loss) on available-for-sale securities	—	—	(188)	—	—	(188)
Change in future currency contracts	—	—	(77)	—	—	(77)
Comprehensive income						3,883
Issuance of Common Stock pursuant to employee stock purchase plan and exercise of stock options	496,157	2,992	—	—	—	2,992
Issuance of restricted stock	23,682	241		(241)	—	—
Tax benefit on non-qualified stock options	—	2,439	—	—	—	2,439
Balance at March 25, 2005	14,614,914	91,681	(116)	(241)	(24,732)	66,592
Net income					5,634	5,634
Change in unrealized gain (loss) on available-for-sale securities, net	—	—	32	—	—	32
Foreign currency translation adjustment	—	—	(41)	—	—	(41)
Comprehensive income						5,625
Issuance of Common Stock pursuant to employee stock purchase plan and exercise of stock options	207,330	1,617	—	—	—	1,617
Issuance of restricted stock, net of cancellations	46,581	519	—	(519)	—	—
Deferred stock-based compensation	—	—	—	100	—	100
Tax benefit on non-qualified stock options	—	198	—	—	—	198
Balance at March 31, 2006	14,868,825	$ 94,015	$ (125)	$ (660)	$ (19,098)	$ 74,132

See accompanying notes to financial statements.

CHOLESTECH CORPORATION

STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
	March 31, 2006	March 25, 2005	March 26, 2004
	(In thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 5,634	$ 4,148	$ 8,707
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	2,916	3,184	2,709
Stock-based compensation	100	—	—
Change in allowance for doubtful accounts	25	(57)	54
Change in inventory reserve	(285)	(395)	651
Change in allowance for sales returns	—	—	(5)
Deferred tax asset	3,267	2,193	(11,426)
Loss on disposition of property and equipment	67	—	—
Changes in assets and liabilities:			
Accounts receivable	(503)	1,444	(892)
Inventories	1,116	(1,878)	72
Prepaid expenses and other assets	(310)	(174)	274
Notes receivable	—	200	50
Other long-term assets	(350)	—	—
Accounts payable and accrued expenses	(1,474)	1,110	(808)
Accrued payroll and benefits	560	495	(684)
Other liabilities	(45)	(28)	174
Net cash provided by (used in) operating activities	10,718	10,242	(1,124)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of marketable securities	(44,443)	(31,560)	(47,894)
Maturities of marketable securities	38,083	23,231	44,204
Purchase of property and equipment	(2,618)	(3,103)	(3,475)
Cash paid for license fee	(500)	—	—
Net cash used in investing activities	(9,478)	(11,432)	(7,165)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of common stock	1,617	2,992	2,044
Net cash provided by financing activities	1,617	2,992	2,044
Net increase (decrease) in cash and cash equivalents	2,857	1,802	(6,245)
Cash and cash equivalents at beginning of year	4,304	2,502	8,747
Cash and cash equivalents at end of year	$ 7,161	$ 4,304	$ 2,502
Supplemental disclosures of cash flow information and non-cash transactions:			
Cash paid for income taxes	$ 381	$ 148	$ 590
Cash paid for legal settlement	—	—	$ 7,000
Tax benefits of nonqualified stock options	$ 198	$ 2,439	$ 1,723
Issuance of restricted stock, net of cancellations	$ 519	$ 241	—

See accompanying notes to financial statements.

CHOLESTECH CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Description of the Company

Cholestech Corporation (the "Company"), incorporated under the laws of the State of California, is a leading provider of diagnostic tools and information for immediate risk assessment and therapeutic monitoring of heart disease and diabetes. The Company currently manufactures the LDX System, which includes the LDX Analyzer and a variety of single-use test cassettes, and markets the LDX System in the United States, Europe, Asia, Australia and South America. The LDX System, which is waived under the Clinical Laboratory Improvement Amendments ("CLIA"), allows healthcare providers to perform individual tests or combinations of tests. The Company's current products measure and monitor blood cholesterol, related lipids, glucose and liver function, and are used to test patients at risk of or suffering from heart disease, diabetes and liver disease. The LDX System can also provide the Framingham Risk Assessment from the patient's results as measured on the lipid profile cassette.

The Company also markets and distributes the GDX System under a multi-year global distribution agreement with Provalis Diagnostics Ltd. The Cholestech GDX is a hemoglobin A1c ("A1C") testing system that is also waived under CLIA and is used to measure A1C. The quantitative measure of A1C is established as an indicator of a patient's long-term glycemic control. A1C levels indicate the long-term progress of a patient's diabetes and therapy management.

Fiscal year end

The Company's fiscal year is a 52 - 53 week period ending on the last Friday in March. Fiscal years 2006, 2005, and 2004 were comprised of 53 weeks, 52 weeks, and 52 weeks, respectively.

Revenue recognition

The Company recognizes revenue from product sales when there is pervasive evidence that an arrangement exists, title has transferred to our customers, the price is fixed and determinable and collection is reasonably assured. Provisions for discounts to customers, returns or other adjustments are recorded as a reduction of revenue and provided for in the same period that the related product sales are recorded based upon analyses of historical discounts and returns. The Company recognizes revenue associated with services upon completion of the services to be performed under contract when all obligations are satisfied, and collection is reasonably assured. Our general terms of sale are FOB shipping point and revenue recognition at time of shipment. When the terms of sale are FOB receiving point, assuming that all other revenue recognition criteria have been met, revenue is recognized when the products have reached the destination point.

The Company offers an early payment discount to qualified customers.

The Company maintains a warranty allowance for the estimated amount of repairs or replacement cost of all products which are found to be defective. Provisions for warranty are provided for in the same period that the related product sales are recorded. The amount of allowance is based upon analyses of historical repairs and replacements, known improvements in design or changes in reliability.

The Company maintains an allowance for doubtful accounts based primarily on analysis of historical trends and experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility.

Shipping and handling charges are invoiced to customers based on the amount of products sold. Shipping and handling fees are recorded at the time of revenue recognition, and are included in revenue.

The Company will from time to time provide free goods to customers as samples for the purpose of motivating end users who may be potential long-term users of the Company's products. In addition, on occasion the Company provides free goods to customers as part of a revenue transaction as an incentive. The cost of free goods associated with revenue transactions is charged to cost of revenue.

Cash and cash equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents as of March 31, 2006 consist principally of investments in money market funds.

Marketable securities

Marketable securities and other investments with maturities of less than one year are classified as short-term marketable securities. The Company has established policies, which limit the type, credit quality and length of maturity of the securities in which it invests. Marketable securities as of March 31, 2006 consist principally of investments in commercial paper, corporate bonds and U.S. government-agency obligations. Marketable securities are classified as available-for-sale and are carried at their fair market value at the balance sheet date. Realized gains and losses on sales of all such securities are reported in earnings and are computed using the specific identification cost method. Unrealized gains and losses on securities are included in accumulated comprehensive income (loss) in shareholders' equity. All investments with maturity dates greater than 365 days are classified as non-current.

The cost and fair market value of available-for-sale securities as of March 31, 2006 and March 25, 2005 are as follows (in thousands):

	Amortized Cost	Unrealized Loss	Fair Market Value	Maturity Date
Short-term marketable securities				
Commercial paper	$ 2,493	$ (6)	$ 2,487	May 2006 – January 2007
Corporate bonds	12,822	(32)	12,790	April 2006 – February 2007
Government agency	5,814	(20)	5,794	May 2006 – July 2006
	$ 21,129	$ (58)	$ 21,071	
Long-term marketable securities				
Commercial paper	$ 2,180	$ (9)	$ 2,171	April 2007
Corporate bonds	7,255	(53)	7,202	April 2007 – March 2008
Government agency	5,126	(55)	5,071	April 2007 – February 2008
	$ 14,561	$ (117)	$ 14,444	

The cost and fair market value of available-for-sale securities as of March 25, 2005 are as follows (in thousands):

	Amortized Cost	Unrealized Loss	Fair Market Value	Maturity Date
Short-term marketable securities				
Commercial paper	$ 2,126	$ (6)	$ 2,120	May 2005 – March 2006
Corporate bonds	5,880	(38)	5,842	April 2005 – February 2006
Government agency	11,685	(73)	11,612	May 2005 – March 2006
	$ 19,691	$ (117)	$ 19,574	
Long-term marketable securities				
Commercial paper	$ 500	$ (4)	$ 496	April 2006
Corporate bonds	3,144	(34)	3,110	March 2006 – December 2006
Government agency	6,058	(74)	5,984	April 2006 – January 2007
	$ 9,702	$ (112)	$ 9,590	

There was $175,000 and $229,000 in unrealized losses included in accumulated other comprehensive income in shareholders' equity as of March 31, 2006 and March 25, 2005, respectively.

Derivative Instruments

The Company used financial instruments, such as forward exchange contracts, to hedge a portion of certain existing and anticipated foreign currency denominated transactions expected to occur within 12 months. The terms of currency instruments used for hedging purposes were generally consistent with the timing of the transactions being hedged. The Company had entered into foreign currency forward exchange contracts to manage foreign currency exposures arising from inventory purchases and accounts payable denominated in foreign currencies. The Company did not use derivative financial instruments for trading or speculative purposes.

As of March 25, 2005, the Company had outstanding one forward contract to purchase £33,000 for approximately $61,000. The open contract matured on April 15, 2005 and hedged certain forecasted inventory purchases denominated in the British Pound Sterling. There was no unrealized gain or loss on the forward contract as of March 25, 2005. There was no gain or loss recorded during the year from hedge ineffectiveness or from forecasted transactions no longer expected to occur. The Company had no forward contracts at March 31, 2006.

Certain risks and uncertainties

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, marketable securities and accounts receivable. Cash and cash equivalents and marketable securities are maintained with a high credit quality institution, and the composition and maturities of the investments are regularly monitored by management. Generally, these securities are highly liquid and may be redeemed on demand and therefore have minimal risk associated with them. The Company has not experienced any material losses on its investments.

The Company is currently dependent on a sole or limited number of suppliers for certain key components used in its products, which may cause shortages that limit production capacity. There can be no assurance that such shortages will not adversely affect future operating results.

Concentration of credit risk with respect to trade accounts receivable is considered to be limited due to the quality of our customer base and the diversity of the Company's geographic sales areas. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral. The Company maintains a provision for potential credit losses and historically such amounts, in the aggregate, have been immaterial.

Significant revenue concentration for the years ended March 31, 2006, March 25, 2005 and March 26, 2004 are as follows (in thousands):

	2006		2005		2004	
	Revenue	Percent of Total	Revenue	Percent of Total	Revenue	Percent of Total
Customer A	$ 14,279	22%	$ 12,467	24%	$ 11,967	23%
Customer B	6,805	11	4,826	9	4,906	9
Customer C	4,707	7	3,695	7	4,073	8
Total	$ 25,791	40%	$ 20,988	40%	$ 20,946	41%

Significant accounts receivable concentrations for the years ended March 31, 2006 and March 25, 2005 are as follows (in thousands):

	2006		2005	
	Receivable Balance	**Percent of Total**	**Receivable Balance**	**Percent of Total**
Customer A	$ 520	10%	$ 744	16%
Customer B	217	4	287	6
Customer C	383	7	385	8
Total	$ 1,120	21%	$ 1,416	30%

Inventories

Inventories are stated at the lower of cost or market, cost being determined using standard costs which approximates the first-in, first-out (FIFO) method. Cost includes direct materials, direct labor and manufacturing overhead. Reserves for potentially excess and obsolete inventory are made based on management analysis of inventory levels, planned changes in material usage and future sales forecasts.

Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Estimated useful lives are 2 to 7 years for machinery and equipment, 3 years for computer equipment, and 5 years for furniture and fixtures. Leasehold improvements are amortized over their estimated useful lives, not to exceed the term of the related lease. The cost of additions and improvements is capitalized while maintenance and repairs are charged to expense as incurred. Upon sale or retirement, the asset's cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in operations.

Intangible assets

Intangible assets consist principally of patents and a license agreement. Patents are amortized on a straight-line basis over their estimated useful lives, ranging from 14 to 17 years. The license agreement is amortized over the estimated useful life of the agreement. Amortization expense for the years ended March 31, 2006, March 25, 2005 and March 26, 2004 was $48,000, $7,000, and $7,000, respectively.

Impairment of long-lived assets

The Company identifies and records impairment losses on long-lived assets when events and circumstances indicate that the future value of such assets is less than the carrying amounts of those assets. Recoverability is measured by comparison of the assets' carrying amount to future net undiscounted cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their projected discounted future net cash flows.

Research and development

Research and development costs are expensed as incurred. Research and development costs consist primarily of payroll and related costs, materials and supplies used in development of new products, and fees paid to consultants and outside service providers.

Warranties

The Company records an accrual for estimated warranty costs when revenue is recognized. Warranty covers repair costs of the LDX Analyzer and replacement costs of defective single-use test cassettes. The warranty period for the LDX Analyzer is one year and for single use test cassettes is the shelf-life of the product, generally 9 to 12 months. The warranty cost of the GDX Analyzer and test cartridges are the responsibility of the vendor. The Company has processes in place to estimate accruals for warranty exposure. The processes include estimated LDX Analyzer failure rates and repair costs, known design changes, and estimated replacement rates for single use test cassettes. Although the Company believes it has the ability to reasonably estimate warranty expenses, unforeseeable changes in factors impacting the estimate for warranty could occur and such changes could cause a material change in the Company's warranty accrual estimate. Such a change would be recorded in the period in which the change was identified. Changes in the Company's product warranty liability during the fiscal years ended March, 31, 2006 and March 25, 2005 were as follows:

Fiscal Year Ended	**March 31, 2006**	**March 25, 2005**
Balance at the beginning of the year	$ 286,000	$ 314,000
Accruals and charges for warranty for the year	339,000	779,000
Cost of repairs and replacements	(417,000)	(807,000)
Balance at the end of the year	$ 208,000	$ 286,000

Advertising costs

The cost of advertising is expensed as incurred. Advertising expenses were $57,000, $42,000, and $281,000 for fiscal years 2006, 2005, and 2004, respectively.

Income taxes

The Company uses the asset and liability method of accounting for income taxes, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial reporting and income tax bases of assets and liabilities. Net income in fiscal year 2004 included an $11.2 million gain from an income tax benefit which resulted primarily from the reversal of the balance of the valuation allowance previously established for the Company's deferred tax asset. The Company continually reviews its deferred tax asset to determine if a valuation allowance is required, primarily based on its estimates of future taxable income. Changes in the Company's assessment of the need for a valuation allowance could give rise to a valuation allowance and an expense in the period of the change.

Net income per share

Basic earnings per share is computed by dividing net income (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted earnings per share gives effect to all potential common stock outstanding during a period, if dilutive. The following table reconciles the numerator (net income) and denominator (number of shares) used in the basic and diluted per share computations.

	March 31, 2006	**March 25, 2005**	**March 26, 2004**
	(In thousands, except per share data)		
Income			
Net income	$ 5,634	$ 4,148	$ 8,707
Shares			
Basic	14,687	14,295	13,922
Effect of dilutive securities	326	177	313
Diluted	15,013	14,472	14,235
Per share net income:			
Basic	$ 0.38	$ 0.29	$ 0.63
Effect of dilutive securities	(0.00)	(0.00)	(0.02)
Diluted	$ 0.38	$ 0.29	$ 0.61

Options to purchase 392,940, 380,407, and 1,410,172 shares of common stock were considered anti-dilutive because the respective exercise prices were greater than the average fair market value of common stock as of March 31, 2006, March 25, 2005, and March 26, 2004, respectively.

Fair value of financial instruments

The carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturities.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The primary estimates underlying the Company's financial statements include allowance for doubtful accounts receivable, reserves for obsolete, expiring and slow moving inventory, income taxes, accruals for payroll, product warranty and other liabilities. Actual results could differ from those estimates.

Accounting for stock-based compensation

The Company accounts for its stock-based compensation plans in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123") as amended by SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure* ("SFAS 148"). As permitted under SFAS 148, the Company uses the intrinsic value-based method of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), to account for its employee stock-based compensation plans. Under APB 25, compensation expense is based on the difference, if any, on the date of grant between the fair value of the Company's common shares and the exercise price of the option. Compensation costs for stock options and restricted stock, if any, is realized ratably over the vesting period.

The Company provides additional proforma disclosures required by SFAS 123 as amended by SFAS 148. Had the compensation cost for the Company's stock option and stock purchase plans been determined based on the fair value of the options at the grant dates, as prescribed in SFAS 123, the Company's net income and net income per share would have been as follows:

	Fiscal Year Ended		
	March 31, 2006	March 25, 2005	March 26, 2004
	(In thousands, except per share data)		
Net income as reported	$ 5,634	$ 4,148	$ 8,707
Add: Stock-based employee compensation expense included in reported net income, net of tax	66	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(1,635)	(4,245)	(3,031)
Net income pro forma	$ 4,065	$ (97)	$ 5,676
Net income per share:			
As reported — basic	$ 0.38	$ 0.29	$ 0.63
Pro forma — basic	$ 0.27	$ (0.01)	$ 0.41
As reported — diluted	$ 0.38	$ 0.29	$ 0.61
Pro forma — diluted	$ 0.27	$ (0.01)	$ 0.40

Such pro forma disclosure may not be representative of future compensation costs as options vest over several years and additional grants are anticipated to be made each year.

The fair value is estimated using the Black-Scholes valuation model, with the following weighted-average assumptions used during the applicable periods:

	Fiscal Year Ended		
	March 31, 2006	March 25, 2005	March 26, 2004
	(In thousands, except per share data)		
Stock options:			
Expected volatility	58.0%	71.0%	85.0%
Risk free interest rate	4.5%	3.0%	1.0%
Dividend yield	0.0%	0.0%	0.0%
Fair value of stock options granted	$ 5.81	$ 5.54	$ 6.53
Expected life	4.5 Years	5.5 Years	7 Years
Employee Stock Purchase Plan:			
Expected volatility	N/A	74.0%	85.0%
Dividend yield	N/A	0.0%	0.0%
Fair value of stock purchase rights	N/A	$ 1.14	$ 1.36
Weighted average exercise price	N/A	$ 5.43	$ 5.38
Expected life	N/A	6 Months	6 Months

Under APB 25, compensation expense for grants to employees is based on the difference, if any, on the date of the grant, between the fair market value of the Company's stock and the option exercise price. SFAS 123 defines a "fair value" based method of accounting for an employee stock option or similar equity investment. The pro forma disclosure of the difference between compensation expense included in net income and the related cost measured by the fair value method is presented above.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force No. 96-18, *Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services* ("EITF 96-18"), and FASB Interpretation No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plan* ("FIN 28"). This provides guidance for accounting for stock options given to non-employees in exchange for goods and services.

The Company did not grant stock options or have outstanding options to non-employees for fiscal year 2006, fiscal year 2005 and fiscal year 2004.

Reclassifications

Certain financial statements items have been reclassified to conform to the current year's format. These reclassifications had no material impact on previously reported results of operations.

Recent accounting pronouncements

In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151, "Inventory Costs — an amendment of ARB No. 43" ("SFAS 151"), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS 151 requires idle facility expenses, freight, handling costs and wasted material (spoilage) costs to be recognized as current period charges. It also requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect this standard will have a material impact on the financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") which requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our statements of income. In March 2005, the SEC released Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB No. 107") relating to the adoption of SFAS 123(R). Beginning in the first quarter of fiscal 2007, the Company will adopt SFAS 123(R) under the modified prospective transition method using the Black-Scholes pricing model. Under the new standard, the Company's estimate of compensation expense will require a number of complex and subjective assumptions including its stock price volatility, employee exercise patterns (expected life of the options), future forfeitures and related tax effects. During the first quarter of fiscal year 2007, the Company will begin recording the fair value of its share-based compensation in its financial statements in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment (Revised 2004)." Although the adoption of SFAS 123(R) will have no adverse impact to the Company's balance sheet and cash flows, it will adversely affect the Company's net profit (loss) and earnings (loss) per share.

In October 2005, the FASB issued Financial Statement of Position ("FSP") FAS 123(R)-2, "Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)" ("FSP 123(R)-2"). FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS No. 123(R). In accordance with this standard a grant date of an award exists if a) the award is unilateral grant and b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. The Company will adopt this standard when it adopts FAS 123(R) beginning in the first quarter of fiscal year 2007, and does not expect it to have a material impact on its financial position, results of operations or cash flows.

In November 2005, the FASB issued FSP FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" ("FSP 123(R)-3"). FSP 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and simplified method to determine the subsequent impact the accumulated paid-in capital pool employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R). The Company is currently evaluating this transition method.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154"). SFAS No. 154 is a replacement of Accounting Principles Board Opinion No. 20 and SFAS No. 3. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 also addresses the reporting of a correction of an error by restating previously issued financial statements. SFAS No 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe that it will have a material impact on its financial position, results of operations or cash flows.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1 and 124-1"), which clarifies when an investment is considered impaired, whether the impairment is other-than-temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of the other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 are effective for all reporting periods beginning after December 15, 2005. At March 31, 2006, the Company has no unrealized investment losses that had not been recognized as other-than-temporary impairments in its available-for-sale securities. The Company does not anticipate that the implementation of these statements will have a significant impact on its financial position, results of operations or cash flows.

2. Balance Sheet Composition

Accounts receivable consist of (in thousands), net:

	March 31, 2006	March 25, 2005
Accounts receivable	$ 5,327	$ 4,824
Less allowance for doubtful accounts	(198)	(173)
	$ 5,129	$ 4,651

Inventories consist of (in thousands), net:

	March 31, 2006	March 25, 2005
Raw material	$ 2,662	$ 2,277
Work-in-progress	2,110	2,395
Finished goods	2,753	3,68
	$ 7,525	$ 8,356

Property and equipment consist of (in thousands), net:

	March 31, 2006	March 25, 2005
Machinery and equipment	$ 15,204	$ 14,890
Furniture and fixtures	528	509
Computer equipment	3,354	3,330
Leasehold improvements	3,893	3,419
Construction-in-progress	1,139	632
	24,118	22,780
Less accumulated depreciation and amortization	(16,298)	(14,644)
	$ 7,820	$ 8,136

Depreciation and amortization expense of $2.9 million was incurred in fiscal year 2006, $3.2 million in fiscal year 2005 and $2.7 million in fiscal year 2004.

Accounts payable and accrued liabilities consist of (in thousands):

	March 31, 2006	March 25, 2005
Trade accounts payable	$ 1,560	$ 2,492
Accrued accounting and reporting	259	596
Accrued royalties	686	855
Accrued legal expenses	52	105
Accrued rent	—	72
Other accrued liabilities	228	139
	$ 2,785	$ 4,259

3. Borrowing Arrangements

The Company entered into an agreement with its primary bank for a $4.0 million revolving line of credit. While the line of credit is in effect, the Company is required to maintain on deposit with the bank assets with a collective value, as defined in the line of credit agreement, equivalent to no less than 100% of the outstanding principal balance. Amounts outstanding under the line of credit bear interest at either the Company's choice of 0.5% below the bank's prime rate or 1.00% above the LIBOR rate, depending on the payment schedule. The line of credit agreement expires in September 2008. As of March 31, 2006 and March 25, 2005, there were no borrowings outstanding under the line of credit and there was no amount reserved as a compensating balance.

4. Commitments and Contingencies

Leases

The Company leases office and laboratory facilities under a non-cancelable operating lease. The lease for the Company's headquarters facility was renewed during fiscal year 2005 and currently expires in March 2017. Rent expense was $904,000, $1.1 million, and $1.2 million for fiscal year 2006, 2005, and 2004 respectively.

Future minimum payments required under the Company's non-cancelable operating lease as of March 31, 2006, were (in thousands):

2007	1,115
2008	570
2009	586
2010	611
2011	628
Thereafter	4,211
	$ 7,721

Litigation

On August 2, 2002, N.V. Euromedix ("Euromedix") filed suit against the Company in the Commercial Court in Leuven, Belgium (No. F5700-02), seeking damages for the wrongful termination of an implied distribution agreement with the Company for Europe and parts of the Middle East. On November 7, 2002, the court dismissed the suit. On December 31, 2002, Euromedix filed another suit against the Company in the Commercial Court in Leuven, Belgium (No. B/02/00044), seeking damages in the amount of approximately 3.5 million Euros for the wrongful termination of an implied distribution agreement with our company for Europe and parts of the Middle East. At the introductory hearing on April 1, 2003, the case was sent to the general docket. The Company believes this claim is without merit and intends to continue to defend the claim vigorously.

On March 14, 2003, the Company initiated trademark infringement proceedings against Euromedix before the President of the Commercial Court in Leuven, Belgium (No. BRK/03/00017), seeking in principle an order (i) to prohibit Euromedix from selling, stocking, importing, exporting or promoting in the European Economic Area ("EEA") products that violate the Company's trademarks, under a penalty of 10,000 Euros for each LDX-Analyzer sold, a penalty of 1,000 Euros for each cassette sold contrary to the prohibition and a 25,000 Euros penalty for each publicity of advertisement; (ii) to prohibit Euromedix from using certain slogans and phrases, in combination with products associated with certain of the Company's trademarks, in trade documents or other announcements, under a penalty of 25,000 Euros for each document used contrary to this prohibition; and (iii) to order the destruction of the inventory of products held by Euromedix that violate the Company's trademarks, which have been imported into the EEA without the Company's permission.

A hearing was held on April 29, 2003 regarding certain procedural issues. In a judgment rendered on May 27, 2003, the Judge of Seizures of the Court of First Instance referred the complaint to the Constitutional Court before rendering a final decision. The Judge of Seizures asked the Constitutional Court to render an opinion regarding certain constitutional issues related to the trademark infringement arguments the Company raised at the hearing. Hearings in the Constitutional Court were held on July 8, 2003 and September 9, 2003. On March 24, 2004, the Constitutional Court issued its judgment which supported the Company's claims. A hearing was scheduled for November 9, 2004 by the Judge of Seizures of the Court of First Instance to hear additional submissions. On December 21, 2004, the Judge of Seizures of the Court of First Instance decided against Euromedix's opposition to certain procedural issues.

After the decisions of the Judge of Seizures of the Court of First Instance, the Company filed requests for a procedural calendar in the three trademark infringement proceedings against Euromedix of which two are pending before the President of the Commercial Court of Leuven and one before the Commercial Court of Leuven. Both parties have exchanged submissions. All three cases were pleaded at a hearing on June 21, 2005 and were taken into deliberation. On September 13, 2005, a judgment was rendered in favor of the Company regarding items (i) and (ii) above. A judgment has not yet been rendered on item (iii).

Euromedix filed a request for a procedural calendar in the case pending before the Commercial Court of Leuven regarding the termination of the business relationship on July 11, 2002. On December 13, 2005, the Commercial Court of Leuven decided in an interim decision that the termination of the relationship is not governed by Belgian law, but Californian law and allowed the parties to file further submissions in order to substantiate the claims under Californian law. The case has been sent to the general docket.

5. Restructuring Accruals

During the third quarter of fiscal year 2003, the Company recorded a restructuring charge of approximately $591,000 which included wages, severance and other related costs for two executives and two staff members whose employment was terminated as a result of the divestiture of the Company's WellCheck testing services business. The accrual represents costs recognized pursuant to the EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) and SAB 100, Restructuring and Impairment Charges. The restructuring accrual is included on the Company's balance sheets as a part of accrued payroll and benefits. The Company made payments of $344,000 and $178,000 to employees terminated under the fiscal year 2003 restructuring plan in fiscal year 2005 and fiscal year 2004, respectively. As of March 31, 2006, the Company does not expect to make any additional payments under the restructuring plan.

6. Shareholders' Equity

Preferred stock

The Company is authorized to issue 5,000,000 shares of preferred stock. The board of directors has authority to issue the preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including the dividend rights, dividend rates, conversion rights, voting rights terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by the Company's shareholders. In connection with the Company's shareholder rights plan, 25,000 shares of the preferred stock have been designated Series A participating preferred stock. None of the shares of Series A participating preferred stock were outstanding as of March 31, 2006, nor was there any activity relating to preferred stock during the three year period ended March 31, 2006.

Stock incentive program

In 1997, 1999 and 2000 the shareholders approved Stock Incentive Programs for the issuance of incentive stock options ("ISOs") and non — qualified stock options ("NSOs") as follows:

	1997 Stock Incentive Program	1999 Nonstatutory Stock Option Program	2000 Stock Incentive Program
Exercise price	Not less than 100% of fair market value on date of grant	Not less than 100% of fair market value on date of grant	Not less than 100% of fair market value on date of grant
Exercise period	Not to exceed 7 years and a day	Not to exceed 10 years and a day	Not to exceed 10 years and a day
Vesting period per year	At least 25%	At least 25%	At least 25%
Type of options available	ISOs/NSOs	NSOs	ISOs/NSOs
Shares of common stock reserved	900,000	2,000,000	2,145,000
Share available for future grant as of March 31, 2006	87	57,494	777,731

Stock option activity under the 1997 program, 1999 program and 2000 program is as follows:

	Outstanding Options	Weighted Average Exercise Price Per Share
Balance, March 28, 2003	2,404,722	9.37
Granted	577,250	8.76
Exercised	(311,001)	5.10
Canceled	(310,307)	11.58
Balance, March 26, 2004	2,360,664	9.49
Granted	633,400	9.00
Exercised	(401,200)	6.17
Canceled	(468,829)	10.49
Balance, March 25, 2005	2,124,035	9.75
Granted	441,750	11.30
Exercised	(173,828)	7.66
Canceled	(163,408)	11.14
Balance, March 31, 2006	2,228,549	10.12

The following table summarizes information about stock options outstanding as of March 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted Avg. Contractual Life(1)	Weighted Avg. Exercise Price	Number	Weighted Avg. Exercise Price
$4.28 – $6.97	101,903	8.5	$ 6.56	49,016	$ 6.13
$6.98 – $8.29	609,115	6.7	7.77	524,621	7.75
$8.30 – $10.20	832,781	8.3	9.34	366,945	9.12
$10.21 – $12.50	468,950	8.6	11.85	151,309	12.00
$12.51 – $17.85	215,800	6.0	17.63	215,800	17.63
	2,228,549	7.7	10.12	1,307,691	10.20

(1) years

Employee stock purchase plan

In August 2002, the shareholders approved the 2002 Employee Stock Purchase Plan (the "ESPP") which reserved 400,000 shares of common stock to be issued in accordance with the Internal Revenue Code under such terms as approved by the board of directors. Under the terms of the ESPP, employees can choose quarterly to have up to 15% of their compensation withheld to purchase shares of common stock. Starting May 1, 2005 the Company amended the ESPP such that employees can purchase shares of common stock at a price per share that is 85% of the closing price of the common stock on the NASDAQ National Market on the last trading day of the quarterly purchase period. Prior to May 1, 2005, each offering period was for two years and consisted of four six-month purchase periods. The price of the common stock purchased was 85% of the lesser of the fair market value of the common stock on the first day of the applicable offering period or the last day of each purchase period. Under the ESPP, the Company sold 33,502 and 95,038 shares of common stock to employees in fiscal year 2006 and fiscal year 2005, respectively.

Restricted stock

The Company grants restricted stock to key employees as a means of retaining and rewarding them for long-term performance and to increase their ownership in the Company. Shares awarded under the plan entitle the shareholder to all rights of common stock ownership except that the shares may not be sold, transferred, pledged, exchanged or otherwise disposed of during the restriction period. The restriction period is determined by a committee, appointed by the board of directors, and may not exceed ten years.

The Company accounts for its Restricted Stock Plan under APB Opinion No. 25, *Accounting for Stock Issued to Employees*. During fiscal year 2006, 2005 and 2004, 52,767, 23,682, and 0 shares, respectively, were granted with restriction periods of four years. The shares were recorded at the market value on the date of issuance as deferred compensation and the related amounts are being amortized to operations over the respective vesting period. During fiscal year 2006, 2005 and 2004, $100,000, $0 and $0, respectively, in net stock-based compensation was charged to operations related to these shares of restricted stock. At March 31, 2006, the weighted-average grant date fair value and weighted-average contractual life for outstanding shares of restricted stock was $10.84 and 3.8 years, respectively.

Shareholder rights plan

In January 1997, the board of directors approved a shareholder rights plan under which shareholders of record on March 31, 1997 received a right to purchase (the "Right") one-thousandth of a share of Series A participating preferred stock at an exercise price of $44.00, subject to adjustment. The Rights will separate from the common stock and Rights certificates will be issued and will become exercisable on the earlier of: (i) ten days (or such later date as may be determined by a majority of the board of directors) following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Company's outstanding common stock or (ii) ten business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Company's outstanding common stock. The Rights expire on the earlier of (i) January 22, 2007 or (ii) redemption or exchange of the Rights.

Stock option acceleration

On March 23, 2005, the board of directors of the Company, acting upon the recommendation of the compensation committee of the board of directors, approved an acceleration of vesting for all outstanding unvested stock options with a per share exercise price equal to or greater than $12.06 (the "Acceleration"). These options had exercise prices in excess of the current market value of the common stock on March 23, 2005, therefore, no expense was recognized on the Acceleration. The options to purchase 93,337 shares of the Company's common stock at exercise prices ranging from $12.06 to $17.85 became immediately exercisable as of March 23, 2005.

7. Retirement Savings Plan

All employees of the Company can participate in the Cholestech Corporation Retirement Savings Plan ("the 401(k) Plan") in which an employee may elect to defer, in the form of contributions to the 401(k) Plan, between 1% and 15% of the employee's W-2 income. Employee contributions are fully vested and non-forfeitable at all times. The 401(k) Plan provides for employer discretionary matching contributions as determined by the board of directors. Company contributions to the 401(k) Plan were $328,000, $286,500, and $209,000 in fiscal years 2006, 2005, and 2004, respectively.

8. Income Taxes

The provision (benefit) for income taxes from continuing operations consisted of (in thousands):

	Federal	State	Total
Year ended March 31, 2006:			
Current	$ 337	$ 237	$ 574
Deferred	2,666	421	3,087
Total	$ 3,003	$ 658	$ 3,661
Year ended March 25, 2005:			
Current	$ 2,091	$ 74	$ 2,165
Deferred	207	(400)	(193)
Total	$ 2,298	$ (326)	$ 1,972
Year ended March 26, 2004:			
Current	$ —	$ 247	$ 247
Deferred	(10,217)	(1,209)	(11,426)
Total	$ (10,217)	$ (962)	$ (11,179)

The differences between the expected federal statutory income tax rate of 34% and the Company's actual effective tax rate (or benefit) for fiscal years 2006, 2005, and 2004 are as follows:

	Fiscal Year Ended		
	March 31, 2006	March 25, 2005	March 26, 2004
Expected provision (benefit) at statutory rate	34.0%	34.0%	(34.0)%
State taxes, net of federal benefit	4.7	(3.6)	(25.7)
Permanent differences	.4	.5	1.9
Research and development credits	.3	(.3)	(1.5)
Change in valuation allowance	—	—	(406.3)
Other	—	1.6	(74.0)
	39.4%	32.2%	(539.6)%

The difference between the federal statutory income tax rate and the Company's effective tax rate for fiscal year 2004 relates primarily to changes in the valuation allowance for which a benefit was recognized.

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. Significant deferred tax assets and liabilities consist of the following (in thousands):

	March 31, 2006	March 25, 2005
Deferred tax assets:		
Net operating loss carryforwards	$ 11,392	$ 14,627
Accrued expenses	382	370
Inventory	308	319
Capitalized research and development	201	147
Research and development and other tax credits	1,769	1,878
Property and equipment	303	174
Other	156	66
Total gross deferred tax assets	14,511	17,581
Valuation allowance	—	—
Net deferred tax assets	$ 14,511	$ 17,581

Management has assessed the need for a valuation allowance against deferred tax assets. Management believes it is more likely than not that the Company's deferred tax assets will be fully realized. Therefore, no valuation allowance has been established. The realizability of the deferred tax assets is primarily dependent on the ability of the Company to generate taxable income in the future. Subsequent changes in Company's estimate of future profitability could require the Company to change its estimate of the realizability of its deferred tax assets and record a valuation allowance. Such a change in estimate would result in a material deferred tax expense in the period of change.

As of March 31, 2006, the Company had net operating losses of approximately $33.5 million for federal tax purposes, which will expire from 2007 through 2024. Additionally, the Company has federal and state tax credits, primarily research and development credits, of $1.2 million for federal tax purposes and $794,000 for state tax purposes. The federal credits will expire from 2007 through 2024, if not utilized.

Ownership changes, as defined under Section 382 of the Internal Revenue Code, have occurred. As a result, the annual limitation on utilization of net operating losses generated prior to December 16, 1992 is approximately $5.7 million. The Company expects that this annual limitation will not cause any of the net operating losses to expire prior to utilization.

9. Geographic Information

All of the Company's products are similar in nature, have similar production processes, are subject to the same regulatory environment and are sold by the Company's sales professionals to companies that distribute healthcare products to end users of such products. Sales of products to distributors are made throughout the United States, Europe and Asia. Cholestech has determined that it has only one class of similar products and therefore, operates in only one reportable segment.

The Company's export sales were $8.1 million, $7.3 million, and $7.4 million for fiscal years 2006, 2005, and 2004, respectively. Sales to Europe were $5.1 million, $4.3 million, and $4.1 million in fiscal years 2006, 2005, and 2004, respectively, with the remainder of export sales to Asia and Latin America. All of the Company's assets are located in the United States.

SCHEDULE II

CHOLESTECH CORPORATION
VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions to Costs & Expenses	Deductions	Balance at End of Period
Fiscal Year Ended March 26, 2004				
Allowance for doubtful accounts	$ 176,000	$ 54,000	—	$ 230,000
Allowance for sales returns	5,000	(5,000)	—	—
Inventory reserve	173,000	651,000	—	824,000
Fiscal Year Ended March 25, 2005				
Allowance for doubtful accounts	$ 230,000	$ 33,000	$ 90,000	$ 173,000
Inventory reserve	824,000	—	395,000	429,000
Fiscal Year Ended March 31, 2006				
Allowance for doubtful accounts	$ 173,000	$ 25,000	—	$ 198,000
Inventory reserve	429,000	—	285,000	144,000

All other Schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

Exhibit Index

3.1(1) Restated Articles of Incorporation of Registrant

3.2(2) Bylaws of Registrant, as amended to date

4.2(3) Amended and Restated Preferred Share Rights Agreement dated January 1, 2005 between Registrant and Computershare Investor Services, LLC, including the Certificate of Determination, the form of Rights Certificate and Summary of Rights attached thereto as Exhibits A, B and C, respectively

10.1(4) 1988 Stock Incentive Program, as amended, and forms of agreements thereto

10.3(2) Standard Industrial Lease Agreement between Registrant and Sunlife Assurance Company of Canada dated October 22, 1989

10.3.1(5) First Amendment to Standard Industrial Lease Agreement between Registrant and Sunlife Assurance Company of Canada dated April 1995

10.4(2) Form of Indemnification Agreement between Registrant and its officers and its directors

10.17.1(6) Revolving Line of Credit Note effective September 1, 2004 by and between Wells Fargo Bank and Registrant

10.17.2(25) Amended Revolving Line of Credit Note effective September 1, 2005 by and between Wells Fargo Bank and Registrant.

10.20(7) 1997 Stock Incentive Program, as amended, and form of agreement thereto

10.21(8) 1999 Nonstatutory Stock Option Plan, as amended, and form of agreement thereto

10.25(9) Employment Agreement between Registrant and Thomas E. Worthy dated August 6, 1999

10.26(9) Employment Agreement between Registrant and Terry L. Wassmann dated March 28, 2000

10.29(10) 2000 Stock Incentive Program, as amended, and form of agreement thereto

10.29.1(24) Form of 2000 Stock Incentive Program Notice of Grant of Stock Purchase Right

10.32(11) Employment Agreement between Registrant and William W. Burke dated March 14, 2001

10.37(12) Lease Agreement between Registrant and the BIV Group dated July 23, 2001

10.37.1(13) Lease Agreement Addendum No. One by and between Registrant and BIV Group dated November 19, 2004

10.38(14) 2002 Employee Stock Purchase Plan and form of agreement thereto

10.39(15) Stock Purchase Agreement dated December 23, 2002 between Registrant, WellCheck Inc. and ImpactHealth.com, Inc.

10.40(16) Amended and Restated Severance Arrangement between Registrant and Warren E. Pinckert II dated June 14, 2001

10.40.1(16) First Amendment to Amended and Restated Severance Arrangement between Registrant and Warren

E. Pinckert II dated March 27, 2003

10.41(16) Change of Control Severance Agreement between Registrant and Warren E. Pinckert II dated June 14, 2001

10.41.1(16) First Amendment to Change of Control Severance Agreement between Registrant and Warren E. Pinckert II dated January 23, 2003

10.41.2 (17) Amended and Restated Change of Control Severance Agreement between Registrant and Warren E. Pinckert II dated March 25, 2004

10.42(16) Severance Agreement between Registrant and William W. Burke dated July 17, 2001

10.43(16) Change of Control Severance Agreement between Registrant and William W. Burke dated July 21, 2001

10.43.1(16) First Amendment to Change of Control Severance Agreement between Registrant and William W. Burke dated January 23, 2003

10.43.2 (17) Amended and Restated Change of Control Severance Agreement between Registrant and William W. Burke dated March 25, 2004

10.46(16) Severance Agreement between Registrant and Terry L. Wassmann dated July 17, 2001

10.46.1(16) First Amendment to Severance Agreement between Registrant and Terry L. Wassmann dated January 23, 2003

10.47(16) Change of Control Severance Agreement between Registrant and Terry L. Wassmann dated January 23, 2003

10.47.1(16) First Amendment to Change of Control Severance Agreement between Registrant and Terry L. Wassmann dated January 23, 2003

10.47.2 (17) Amended and Restated Change of Control Severance Agreement between Registrant and Terry L Wassmann dated March 25, 2004

10.48(16) Severance Agreement between Registrant and Thomas E. Worthy dated July 19, 2001

10.48.1(18) First Amendment to Severance Agreement between Registrant and Thomas E. Worthy dated October 10, 2003

10.50(16) Employment Agreement between Registrant and Donald P. Wood dated March 31, 2003

10.51(16) Severance Agreement between Registrant and Donald P. Wood dated April 1, 2003

10.51.1(18) First Amendment to Severance Agreement between Registrant and Donald P. Wood dated October 10, 2003

10.52(18) Change of Control Severance Agreement between Registrant and Donald P. Wood dated October 10, 2003

10.52.1(17) Amended and Restated Change of Control Severance Agreement between Registrant and Donald P. Wood dated March 25, 2004

10.54(18)	Change of Control Severance Agreement between Registrant and Thomas E. Worthy dated October 10, 2003
10.54.1(17)	Amended and Restated Change of Control Severance Agreement between Registrant and Thomas E. Worthy dated March 25, 2004
10.55(18)	Change of Control Severance Agreement between Registrant and Kenneth F. Miller dated June 2, 2004
10.56(19)	Severance Agreement between Registrant and John F. Glenn dated October 12, 2004
10.57(19)	Change of Control Severance Agreement between Registrant and John F. Glenn dated October 12, 2004
10.58(6)	Transition Agreement between Registrant and William W. Burke dated July 21, 2004
10.59(20)	Change of Control Severance Agreement dated February 1, 2005 between Registrant and Barbara McAleer
10.60(20)	Severance Agreement dated February 1, 2005 between Registrant and Barbara McAleer
10.61(21)	Transition Agreement dated July 25, 2005 between Registrant and Thomas E. Worthy
10.62(22)	Change of Control Severance Agreement between Registrant and Gregory L. Bennett dated December 7, 2005
10.63(22)	Severance Agreement dated December 7, 2005 between Registrant and Gregory L. Bennett
10.64(23)	OEM Agreement by and between Registrant and Boule Diagnostics International AB dated November 14, 2005
23.1	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (see page 48)
31.1	Certification of Chief Executive Officer under Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
31.2	Certification of Chief Financial Officer under Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
32	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

(1) Incorporated by reference to exhibits filed with Registrant's Registration Statement on Form S-1 (No. 33-54300) as declared effective by the Securities and Exchange Commission on December 16, 1992.

(2) Incorporated by reference to exhibits filed with Registrant's Registration Statement on Form S-1 (No. 33-47603) as declared effective by the Securities and Exchange Commission on June 26, 1992.

(3) Incorporated by reference to exhibits filed with Registrant's Registration Statement on Form 8-A/A filed with the Securities and Exchange Commission on January 5, 2005.

(4) Incorporated by reference to exhibits filed with Registrant's Registration Statement on Form S-8 (No. 333-22475) as declared effective by the Securities and Exchange Commission on February 28, 1997.

(5) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

(6) Incorporated by reference to exhibit filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 24, 2004.

(7) Incorporated by reference to exhibits filed with Registrant's Registration Statement on Form S-8 (No. 333-38151) as declared effective by the Securities and Exchange Commission on October 17, 1997.

(8) Incorporated by reference to exhibits filed with Registrant's Registration Statement on Form S-8 (333-94503) as declared effective by the Securities and Exchange Commission on January 12, 2000.

(9) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 2000.

(10) Incorporated by reference to exhibit filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 26, 2003.

(11) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the fiscal year ended March 30, 2001.

(12) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended September 28, 2001.

(13) Incorporated by reference to exhibits filed with Registrant's Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2004.

(14) Incorporated by reference to exhibits filed with Registrant's Registration Statement on Form S-8 (No. 333-98143) as declared effective by the Securities and Exchange Commission on August 15, 2002.

(15) Incorporated by reference to exhibits filed with Registrant's Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2003.

(16) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the fiscal year ended March 28, 2003.

(17) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the fiscal year ended March 26, 2004.

(18) Incorporated by reference to exhibit filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended December 26, 2003.

(19) Incorporated by reference to exhibits filed with Registrant's Report on Form 8-K filed with the Securities and Exchange Commission on October 14, 2004.

(20) Incorporated by reference to exhibits filed with Registrant's Report on Form 8-K filed with the Securities and Exchange Commission on February 2, 2005.

(21) Incorporated by reference to an exhibit filed with Registrant's Quarterly Report on Form 10-Q for the

quarter ended June 24, 2005.

(22) Incorporated by reference to exhibits filed with Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2005.

(23) Incorporated by reference to exhibits filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended December 23, 2005.

(24) Incorporated by reference to exhibits filed with Registrant's Annual Report on Form 10-K for the fiscal year ended March 25, 2005.

Company Information

Board of Directors

John H. Landon (Chairman)
Retired Vice President
and General Manager,
Medical Products,
E.I. DuPont de Nemours
and Company

Michael D. Casey
Retired Chairman, President and
Chief Executive Officer
Matrix Pharmaceutical, Inc.

John L. Castello
Chairman, President
and Chief Executive Officer
Xoma Corporation

Elizabeth H. Dávila
Former Chairman and
Chief Executive Officer
VISX, Incorporated

Stuart Heap
Retired Chief Executive Officer
[illegible]gent Medical

Warren E. Pinckert II
President, Chief Executive Officer
and Director
Cholestech Corporation

Larry Y. Wilson
Senior Vice President of Finance,
Kaiser Foundation Health Plan, Inc.
and Kaiser Foundation Hospitals

Officers

Warren E. Pinckert II
President, Chief Executive Officer
and Director

John F. Glenn
Vice President of Finance,
Chief Financial Officer, Treasurer
and Secretary

Barbara T. McAleer
Vice President of Quality
Assurance and Regulatory Affairs

Kenneth F. Miller
Vice President of Sales
and Marketing

Terry L. Wassmann
Vice President of
Human Resources

Donald P. Wood
Vice President of Operations

Gregory L. Bennett
Vice President of Development

Corporate Headquarters

3347 Investment Blvd.
Hayward, CA 94545-3808
Telephone: 510.732.7200
Fax: 510.732.7227
Web site: www.cholestech.com

Legal Counsel

Wilson, Sonsini, Goodrich & Rosati
Palo Alto, California

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
San Jose, California

Transfer Agent and Registrar

For change of address, lost stock certificates and other stock certificate-related inquiries, please contact:

Computershare Investment Services
2 North LaSalle Street
Chicago, IL 60602
Telephone: 312.360.5159
Web site: www.computershare.com

Annual Meeting

The Annual Meeting is to be held August 16, 2006, at Cholestech Corporation, 3347 Investment Blvd. in Hayward, California.

Annual Report Form 10-K

A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available without charge on request to:

Investor Relations

Cholestech Corporation
3347 Investment Blvd.
Hayward, CA 94545-3808
Telephone: 510.732.7200
E-mail: ctec_investor@cholestech.com

Stock Listing

Cholestech's common stock is traded on the Nasdaq National Stock Market under the symbol CTEC.

Price Range of Common Stock

The following table presents quarterly information of the high and low prices of Cholestech's common stock for the past two fiscal years:

Fiscal Year 2006	High	Low
First Quarter	$ 11.71	$ 7.95
Second Quarter	$ 11.89	$ 9.47
Third Quarter	$ 11.00	$ 7.99
Fourth Quarter	$ 13.19	$ 9.29

Fiscal Year 2005	High	Low
First Quarter	$ 10.29	$ 7.20
Second Quarter	$ 8.15	$ 6.16
Third Quarter	$ 8.62	$ 6.35
Fourth Quarter	$ 13.68	$ 7.69

Cholestech has never paid dividends on its shares of capital stock. The Company currently intends to retain earnings for use in the business and does not anticipate paying cash dividends in the foreseeable future.

Cholestech employee photograph / Vincent Tarry

Design: Blue Coast Solutions / bluecoastsolutions.com

annual report 2006

Cholestech Corporation
3347 Investment Blvd.
Hayward, CA 94545-3808
Tel. 510.732.7200
Fax 510.732.7227
www.cholestech.com